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As filed with the Securities and Exchange Commission on December 14, 2001

Registration No. 333-72634

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FIRST COMMUNITY BANCORP
(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA (State or other jurisdiction of incorporation or organization)	33-0885320 (I.R.S. Employer Identification No.)

6110 El Tordo
Rancho Santa Fe, California 92067
(760) 918-2469
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Matthew P. Wagner
President, Chief Executive Officer and Acting Chief Financial Officer
2310 Camino Vida Roble, Suite B
Carlsbad, California 92009
(760) 918-2469
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Stanley F. Farrar, Esq.
Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Registered	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common Stock, no par value (1)	1,194,805	$23,000,000	$5,717

Subscription rights to purchase common stock	1,194,085	—	(4)

(1)
Includes shares which will be offered pursuant to subscription rights. No separate consideration will be received for the rights.
(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).
(3)
The registrant has previously paid the registration fee.
(4)
Pursuant to Rule 457(i) no additional registration fee is required.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state in which the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 14, 2001

Shares of Common Stock

First Community Bancorp

    We are distributing to our shareholders of record at the close of business on December 17, 2001 subscription rights to purchase additional shares of common stock for a price of $19.25 per share in cash. For each share of common stock you held as of the close of business on the record date, you will receive 0.1963 rights. You may purchase one share of common stock for each whole right you hold. We will not issue any fractional rights or cash in lieu of fractional rights. Instead, the number of rights you receive will be rounded up to the nearest whole number. If you fully exercise all rights issued to you, you will also be eligible for an oversubscription privilege to subscribe at the subscription price for additional shares of common stock that are not otherwise purchased pursuant to the exercise of rights. The subscription rights are transferable only to affiliates or related parties, as described in this prospectus.

    We expect to sell up to approximately 1.04 million shares of our common stock in the rights offering. We may, however, in our sole discretion, elect on or prior to the expiration date to increase the aggregate amount of the offering to a maximum of approximately 1.19 million shares of our common stock to honor oversubscription privileges.

    Certain of our principal shareholders have indicated that they intend to exercise their basic subscription privileges for an aggregate purchase price of approximately $5.93 million.

    The rights will expire at 5:00 p.m., Pacific time, on January 23, 2002, unless extended at our sole discretion. You are encouraged to consider carefully the exercise of the rights prior to their expiration. Your election to exercise rights is irrevocable. We expect to make delivery of the common stock as soon as practicable after you validly exercise the corresponding rights.

    Our common stock is traded on the Nasdaq National Market System under the symbol "FCBP". On December 12, 2001, the last reported sale price of our common stock was $20.10 per share.

    See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.
Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

	Subscription price (1)	Underwriting discounts and commissions	Proceeds to First Community (2)
Per Share value(1)	$19.25	None	$19.25
Total	$20,000,000	None	$20,000,000
Maximum(3)	$23,000,000	None	$23,000,000

(1)
The subscription price represents the cash purchase price to be paid for the purchase of shares of common stock.
(2)
Before deducting expenses payable by First Community estimated at $250,000.
(3)
Assumes exercise of First Community election to increase the aggregate offering amount from $20,000,000 to $23,000,000 to honor oversubscription privileges.

The date of this prospectus is December   , 2001.

    No dealer, salesperson or other person is authorized to give any information or to make any representation not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the rights or any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

What is a subscription right?

  We have granted to our shareholders of record as of December 17, 2001, 0.1963 of a subscription right for each share of common stock they held on that date. Each whole subscription right you hold represents the privilege to purchase one additional share of our common stock for the subscription price of $19.25 per share. We call this right the "basic subscription privilege."

May I purchase shares in addition to the basic subscription privilege?

  If you exercise your basic subscription privilege in full and either (1) other shareholders do not elect to exercise their basic subscription privileges in full or (2) we elect to increase the aggregate amount of the offering to honor additional subscriptions, you may elect to purchase a number of additional shares up to a maximum amount you specify. We call this right the "oversubscription privilege." If there are not enough shares available to fill all subscriptions for additional shares, we will allocate the available shares pro rata based on the number of shares of common stock you owned as of the record date. If we receive a payment from you that exceeds the amount necessary to purchase the shares available to allocate to you, we will refund any excess payment without interest as soon as practicable after completion of the offering.

Why are we offering the rights?

  We are offering the rights and the common stock in order to raise a portion of the purchase price for the acquisition of Pacific Western National Bank, or Pacific Western. Pacific Western is a national banking association with five branches in Southern California. We expect to use the proceeds of this offering, together with those from a separate offering of trust preferred securities, to finance the approximately $36.6 million purchase price of Pacific Western.

How soon must I act?

  The rights expire at 5:00 p.m., Pacific time, on January 23, 2002. In order to participate in the offering, you must ensure that U. S. Stock Transfer Corporation, the subscription agent, actually receives all required documents and payments before that time and date.

Has the board of directors made a recommendation regarding this offering?

  Neither our board of directors nor the board's special committee for the rights offering makes any recommendation to you about whether you should exercise your rights.

To whom may I direct questions or send forms and payment?

  If you have questions about the rights or would like to request additional copies of offering documents, you may call the Shareholder Relations Department at U.S. Stock Transfer Corporation at (818) 502-1404.

  You should return your subscription documents and payments to U.S. Stock Transfer Corporation at the address indicated in the instructions forwarded with this prospectus.

How are shareholders affected if they do not exercise any rights?

  You are not required to exercise any rights or otherwise take any action in response to this rights offering. If you do not exercise any rights, the number of shares which you own will not change, but your percentage ownership of our total outstanding common stock will decline.

i

What forms and payment are required to purchase shares?

  If you were a record holder of our common stock on December 17, 2001, you are receiving with this prospectus a subscription warrant and instructions on how to purchase shares. The subscription warrant must be properly filled out and delivered before expiration of the rights with full payment for the number of shares you wish to purchase. The instructions also describe an alternate procedure called "guaranteed delivery," which allows you three extra days to deliver the subscription warrant if full payment is received before the expiration date and a securities broker or qualified financial institution signs the form to guarantee that the subscription warrant will be timely delivered.

What if a broker, bank or other nominee is the record holder of my shares?

  If you hold your shares through a broker, bank or other nominee and you wish to purchase shares in the rights offering, please promptly contact the broker, bank or other entity holding your shares. Your broker or other nominee holder is the record holder of the shares you own and must either exercise the subscription warrant on your behalf for shares you wish to purchase or arrange for a subscription warrant issued in your name. We have requested all known brokers and banks to contact you for instructions on exercising your rights.

May I transfer my rights?

  You may transfer your rights only to your affiliates or your related parties, as described in this prospectus.

Must I pay the subscription price in cash?

  In order to participate in the offering, you must timely pay the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank, or personal check that clears before expiration of the rights.

Will my money be returned if the rights offering is canceled?

  Yes, but without any payment of interest.

What fees or charges apply if I do choose to exercise my rights?

  We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise rights. If you exercise rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

May I change or cancel my exercise of rights after I send in the required forms?

  No. Your election to exercise your rights is irrevocable.

ii

SUMMARY

    The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. This summary is not intended to constitute a complete description of First Community Bancorp or a statement of all features of the rights offering. It may not contain all information that is important to you. You should carefully read this prospectus and the other documents to which we refer before deciding whether to purchase our common stock. See "Where to Find More Information" on page 14.

First Community Bancorp

Business of First Community

    First Community Bancorp, or First Community, is a California corporation registered under the Bank Holding Company Act of 1956, as amended. First Community's principal business is to serve as a holding company for its banking subsidiaries, Rancho Santa Fe National Bank, First Community Bank of the Desert and First Professional Bank, N.A. First Community was formed to operate Rancho Santa Fe National Bank, which is a federally chartered commercial bank organized in 1982. Rancho Santa Fe is a community bank serving the commercial, industrial, professional, real estate and private banking markets of San Diego County. In May 2000, First Community acquired First Community Bank of the Desert. First Community Bank of the Desert is a state-chartered commercial bank organized under the laws of California in 1980. First Community Bank of the Desert is a community bank that was established to serve the commercial, industrial, professional, real estate and private banking markets of San Bernardino and Riverside Counties. In January 2001, First Community acquired First Professional Bank, N.A., which is a federally chartered commercial bank organized in 1982. In October 2001, First Charter Bank, N.A., merged into First Professional. First Professional delivers value-added products and services that satisfy the financial services needs of its targeted customers.

    Our principal executive offices are located at 6110 El Tordo, Rancho Santa Fe, California 92067. Our telephone number is (760) 918-2469.

Rancho Santa Fe National Bank

    Rancho Santa Fe National Bank, a national banking association, commenced operations on March 2, 1982. Rancho Santa Fe is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation up to the maximum limits prescribed by law. In addition to the main office in Rancho Santa Fe, Rancho Santa Fe operates three full-service offices located in Golden Triangle (University Towne Centre), Escondido and Carlsbad, all in San Diego County. In addition, it is an active participant in the Small Business Administration (SBA) guaranteed lending program through its lending department in San Diego.

    Rancho Santa Fe concentrates on providing community banking services to, and serving the needs of, small and medium-sized businesses, professionals, local area residents and affluent individuals throughout San Diego County, with an emphasis on cultivating long-term overall banking relationships. Rancho Santa Fe also offers mortgage brokerage services. Rancho Santa Fe receives fees for packaging and processing loan applications for financing the purchase or refinance of single-family residences to several mortgage lenders for funding.

First Community Bank of the Desert

    First Community Bank of the Desert opened in 1980 as Bank of Yucca Valley. First Community Bank of the Desert is an independent, commercial bank that accepts demand, savings and time deposits and makes commercial, real estate and consumer loans. First Community Bank of the Desert emphasizes consumer and small business banking. Most of First Community Bank of the Desert's depositors are consumers and small business customers.

    First Community Bank of the Desert issues cashier's checks and money orders, sells traveler's checks and provides other customary banking services. First Community Bank of the Desert also offers a variety of conventional Federal Housing Authority and department of Veterans Affairs residential real estate loan products as well as commercial loan products.

First Professional Bank, N.A.

    First Professional Bank, N.A., or First Professional, commenced operations in August 1982 as a federally chartered commercial bank. First Professional is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation up to the maximum limits prescribed by law. In January 2001, First Professional became a banking subsidiary of First Community when Professional Bancorp, Inc., the holding company of First Professional, merged into First Community.

    First Professional's strategy is to deliver value-added products and services that satisfy the financial services needs of its targeted customers, primarily the health care services sector, emphasizing superior service and relationships. It provides a wide range of commercial banking products and services primarily directed towards the health care community, which includes physicians, independent practice associations, practice management companies, preferred provider organizations, medical billing management companies, home health agencies and hospital based practices.

    First Professional is engaged in the business of general commercial banking. The services which are offered include those traditionally offered by commercial banks, such as checking and savings accounts, time certificates of deposit, and commercial, consumer/installment, home equity and short-term real estate loans. First Professional also offers cashier's checks, travelers checks, safe deposit boxes, night deposit facilities, wire transfers, notary services, courier services, mortgage brokering, merchant accounts and TouchTone Banking. The bank has five 24-hour automated teller machines located at its Santa Monica, Cedars Sinai Medical Center, Tarzana, Pasadena and Redlands facilities. Client access to First Professional is also available through most ATM networks.

    On October 8, 2001, we completed our acquisition of First Charter Bank, N.A., a federally chartered banking association. First Charter concentrated on servicing the banking needs of professional service firms, entrepreneurs, small-to medium-sized businesses and high net worth individuals and had two branches in West Los Angeles and Beverly Hills, California. First Charter merged with and into First Professional on October 8, 2001, with First Professional surviving.

W.H.E.C. Acquisition

    On November 12, 2001, we entered into an Agreement and Plan of Merger with W.H.E.C., Inc., the holding company for Capital Bank of North County, pursuant to which W.H.E.C. will merge with and into First Community. In the merger, each outstanding share of common stock of W.H.E.C will be converted into 0.2353 of a share of First Community. Capital Bank is a California state bank that is a member of the Federal Reserve System. Capital Bank has five offices in Southern California, and is headquartered in Carlsbad, California. The consummation of this acquisition is subject to various conditions, including regulatory approval.

The Rights Offering

The Rights	If you were a record holder of our common stock at the close of business on December 17, 2001, you will receive 0.1963 of a subscription right for each share of common stock you held of record as of that date. The total number of rights you receive will be rounded up to the nearest whole number. Each right you hold will entitle you to purchase one share of common stock for a price of $19.25 per share. See "The Rights Offering—The Rights."
Basic Subscription Privilege	You are entitled to purchase, at the subscription price, one share of common stock for each whole right you hold. See "The Rights Offering—Subscription Privileges—Basic Subscription Privilege."
Oversubscription Privilege
If you exercise your basic subscription privilege in full and either (1) other stockholders do not elect to exercise their basic subscription privileges in full, or (2) we elect to increase the aggregate amount of the offering to honor oversubscription privileges, you may also subscribe at the subscription price for a number of additional shares available after satisfaction of all subscriptions pursuant to the basic subscription privilege. If enough shares are not available to satisfy fully all exercises of the oversubscription privilege, then the available shares will be prorated among those holders who exercise their oversubscription privilege based upon the number of shares of common stock owned as of the record date. See "The Rights Offering—Subscription Privileges—Oversubscription Privilege."
Maximum Offering
We expect to sell up to approximately 1.04 million shares of our common stock in the rights offering. We may, however, in our sole discretion, elect on or prior to the expiration date to increase the aggregate amount of the offering to a maximum of approximately 1.19 million shares of our common stock to honor oversubscription privileges.

Regulatory Limitation
We will not be required to issue shares of common stock pursuant to the basic subscription privilege or the oversubscription privilege to any rights holder who, in our opinion, would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration of the rights offering, such clearance or approval has not been obtained or any required waiting period has not expired. See also "The Rights Offering—Regulatory Limitation."
Subscription Price	The subscription price is $19.25 per share. The subscription price will be payable in cash. See "The Rights Offering—Exercise of Rights" and "The Rights Offering—Determination of Subscription Price."
Shares of Common Stock Outstanding After Rights Offering
As of December 14, we had shares of common stock outstanding. An aggregate of up to 1.04 million shares of common stock will be issued pursuant to the basic subscription privilege and the oversubscription privilege (or up to 1.19 million shares if we elect to increase the aggregate amount of the offering to honor oversubscription privileges). If the rights offering is fully subscribed, a total of shares of common stock will be outstanding after consummation of the offering, assuming no exercise of any outstanding stock options.
Limited Transferability of Rights	The rights are transferable only to an affiliate or a related party, as described in this prospectus. See "The Rights Offering—Transferring Rights to Affiliates and Related Parties."
Record Date	December 17, 2001.
Expiration Time	5:00 P.M., Pacific time, January 23, 2002, or such later time to which we may extend the rights offering. See "The Rights Offering—Expiration Time."

Procedure for Exercising Rights
You may exercise your basic subscription privilege and your oversubscription privilege by properly completing the subscription warrant and forwarding it to the subscription agent (or following the guaranteed delivery procedures), with payment of the subscription price for all shares of common stock subscribed for. The subscription agent must actually receive the subscription warrant or notice of guaranteed delivery and payment at or prior to the expiration time. If you send subscription warrants by mail, you are urged to use insured, registered mail.

If the aggregate subscription price you pay is insufficient to purchase the number of shares that you indicate you are subscribing for, or if you do not indicate the number of shares you are subscribing for, then you will be deemed to have exercised the basic subscription privilege to purchase shares to the full extent of the payment you tender. If the aggregate subscription price you pay exceeds the amount necessary to purchase the number of shares you indicated your intention to subscribe, then you will be deemed to have exercised the oversubscription privilege to the full extent of the excess payment tendered.
Once you have exercised your basic subscription privilege or, if eligible, your oversubscription privilege, you may not revoke your exercise.
Any rights you have not exercised prior to the expiration time will expire and become worthless. See "The Rights Offering—Exercise of Rights."
Persons Holding Common Stock or Wishing to Exercise Rights Through Others
If you hold shares of common stock and are receiving the rights through a broker, dealer, commercial bank, trust company or other nominee, or if you hold certificates for common stock but would prefer to have institutions effect transactions relating to the rights on your behalf, you should contact the appropriate institution or nominee and request it to effect those transactions for you. See "The Rights Offering—Exercise of Rights."

Issuance of Common Stock
Certificates representing shares of common stock you have purchased pursuant to the basic subscription privilege will be delivered to you as soon as practicable after the expiration date. If you purchase shares pursuant to the oversubscription privilege, delivery of certificates will occur as soon as practicable after we have received your payment and made all prorations and adjustments contemplated by the terms of the rights offering. See "The Rights Offering—Subscription Privileges."
Certain Federal Income Tax Consequences	You will not recognize taxable income upon the receipt of the rights for U.S. federal income tax purposes. Your basis in the rights with respect to your common stock will be zero, unless either:
(1) the fair market value of the rights on the date of issuance is 15% or more of the fair market value (on the date of issuance) of the common stock with respect to which they are received, or
(2) you elect, on your federal income tax return for the taxable year in which the rights are received, to allocate part of the basis of the stock to the rights.

In either case, upon exercise or transfer of the rights, your basis in that common stock will be allocated between the common stock and the rights in proportion to the fair market values of each on the date of issuance.

You will not recognize any gain or loss upon the exercise of rights for common stock. Your basis in the common stock acquired through exercise of the rights will be equal to the sum of the subscription price and your basis in the rights. If you allow the rights to expire unexercised, you will not recognize any gain or loss, and no adjustment will be made to the basis of your common stock.

The transfer of subscription rights may result in a taxable gain or loss, even though subscription rights are transferable only to affiliates and related parties. See "The Rights Offering—Taxation". Generally, the recognition of loss realized on a sale or exchange of rights will be deferred pursuant to the rules governing recognition of loss on a sale or exchange between related parties.

Subscription Agent	The subscription agent is U.S. Stock Transfer Corporation. The subscription agent's telephone number is (818) 502-1404.
Intent of Certain Principal Shareholders
Certain principal shareholders of our common stock have indicated their intention to exercise basic subscription privileges to purchase 307,960 shares of common stock. If those indications of intent are realized, these shareholders will acquire approximately 29.6% of the shares of common stock offered in the rights offering for a total purchase price of approximately $5.93 million. These principal shareholders have also indicated their intention to purchase additional shares pursuant to oversubscription privileges. See "The Rights Offering—Intent of Certain Principal Shareholders."
Nasdaq Symbol for Common Stock	FCBP

RISK FACTORS

    A purchase of our common stock involves risk. You should carefully consider, in addition to the other information set forth herein, the following risk factors:

If you do not exercise your subscription rights in full, your percentage ownership and voting rights will decrease.

    If you choose not to exercise your basic subscription rights in full, your relative ownership and voting interest will be diluted to the extent others exercise their subscription rights.

You may not be able to exercise your subscription rights if you do not act promptly and follow the subscription instructions carefully.

    If you wish to purchase shares in the rights offering, or if you wish to transfer or sell your rights to an affiliate or a related party, you must act promptly to ensure that all required forms and payments are actually received by U.S. Stock Transfer Corporation prior to the expiration date. If you fail to properly complete and sign the required subscription forms, send an insufficient payment amount, or otherwise fail to follow the subscription procedures that apply to your intended purchase, the subscription agent may, at its discretion, reject your subscription or accept it to the full extent of payment received. Neither we nor the subscription agent have any obligation to contact you concerning, or to attempt to correct, an incomplete or incorrect subscription form.

    The subscription price was determined by a special committee of our board of directors and represents a discount to the market price of our common stock on the date the subscription price was determined. The subscription price bears no direct relationship to the value of our assets, financial condition or other established criteria for value. Our common stock may trade at prices above or below this price.

You may not revoke your subscription privilege and may be committed to buy shares above the prevailing market price.

    Your election to exercise your subscription privilege is irrevocable. The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and the public trading market price of our common stock decreases below $19.25, then you will have committed to buy shares of our common stock at a price above the prevailing market price.

We may be required to pay a $1.8 million termination fee if the rights offering does not succeed.

    Under our merger agreement with Pacific Western, we are obligated to pay a termination fee of $1.8 million and certain expenses up to $200,000 if we are unable to complete the merger under certain circumstances. Those circumstances include our failure to have sufficient funds to pay the merger consideration at the termination date of the merger agreement, subject to certain exceptions. We expect that we may need to raise up to $20 million in this offering in order to complete the Pacific Western merger. In addition, we have already raised $10 million and expect to raise an additional $10 million through separate offerings of trust preferred securities. If we are unable to raise the necessary funds in this offering or in the trust preferred offering, we may be required to pay Pacific Western the $1.8 million termination fee plus expenses, which would harm our business and significantly reduce our profitability.

You may have to wait to resell the shares you purchase in the rights offering.

    Until certificates are delivered, you may not be able to sell the shares of common stock that you have purchased in the rights offering. That means that you may have to wait until you (or our broker or other nominee) have received a stock certificate. We will endeavor to prepare and issue the appropriate certificates as soon as practicable after the expiration of the offering. We cannot assure you, however, that the market price of the common stock purchased pursuant to the exercise of rights will not decline below the subscription price you paid before we are able to deliver your certificates. For shares purchased pursuant to the oversubscription privilege, delivery of certificates will occur as soon as practicable after all prorations and adjustments contemplated by the terms of the rights offering have been effected.

We face strong competition from financial service companies and other companies that offer banking services which can hurt our business.

    We conduct our banking operations primarily in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loans, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. These competitors of First Community may have greater financial resources and develop products that enable such competitors to compete more successfully than we can.

If we are unable to integrate our business with those of Pacific Western, First Charter and W.H.E.C., our business and earnings may be negatively affected.

    The Pacific Western, First Charter and W.H.E.C. mergers involve the integration of companies that have previously operated independently. Successful integration of their operations will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that we will be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings and revenue enhancements are projected to come from various areas that management has identified through the due diligence and integration planning process. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from the mergers and this would likely hurt our business and our earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of the business of Pacific Western, First Charter and W.H.E.C., and may not realize expected cost savings from the mergers within the expected time frame.

The economic slowdown in Southern California could hurt our business.

    We focus our business in Southern California. The current economic slowdown in Southern California could result in the following consequences, any of which could hurt our business:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline; and

  •
  collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

A downturn in the real estate market or health care industry could hurt our business.

    A downturn in the real estate market could hurt our business because many of our loans are secured by real estate. Our ability to recover on defaulted loans by selling the real estate collateral would then be diminished, and we would be more likely to suffer losses on defaulted loans. As of September 30, 2001, approximately 53.8 percent of the book value of our loan portfolio consisted of loans secured by various types of real estate. Substantially all of our real property collateral is located in Southern California. If there is a significant decline in real estate values, especially in Southern California, the collateral for our loans will provide less security.

    In addition, a downturn in the healthcare industry could adversely affect our loan portfolio and business because many of our customers are in the health care industry. Such downturn might result from changes in the methods used by health care insurers or the government (Medicare) to reimburse health care providers for their services. If there is a downturn in the health care industry, we are more likely to suffer losses on defaulted loans and demand for our products and services may decline.

Our business is subject to interest rate risk.

    Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. There can be no assurance that our interest rate risk will be minimized or eliminated. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

We are subject to extensive regulation which could adversely affect our business.

    Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations will not be adopted in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise adversely affect our business or prospects.

Only a limited market exists for our common stock.

    Our common stock was designated for quotation on Nasdaq in June of 2000 and trading volumes since that time have been modest. There can be no assurance that an active trading market for our common stock will develop. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market.

USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $20 million (or up to $23 million if we exercise our election to honor additional over-subscription privileges), based on the subscription price of $19.25 per share and before deducting our estimated offering expenses. We expect that the total net proceeds, together with the separate proceeds from an offering of trust preferred securities, will be used for the acquisition of Pacific Western National Bank. Any excess proceeds will be applied to general corporate purposes.

    On August 21, 2001, we signed a definitive Agreement and Plan of Merger, or the merger agreement, providing for the acquisition of Pacific Western National Bank, a national banking association with five branches in Southern California. Under the merger agreement and related agreements, Pacific Western will consolidate with a wholly owned subsidiary of First Professional, then the consolidated bank will merge with and into First Professional, with First Professional surviving. At that time First Professional's name will be charged to Pacific Western National Bank.

    The Pacific Western acquisition is subject to customary conditions to consummation, including prior approval by the Office of the Comptroller of the Currency. In the event the Pacific Western merger is not completed because of a breach of certain of our covenants, representations or warranties, we may be required to pay to Pacific Western a $1.8 million termination fee, plus expenses of Pacific Western. The success of this offering is not a condition to the Pacific Western merger, and we may be required to pay the $1.8 million fee, plus expenses of Pacific Western if this offering is not successful.

    Pending the completion of the Pacific Western acquisition, we expect to invest the proceeds of this offering in short-term investment grade securities. Although we currently intend to use the proceeds as set forth above, we have broad discretion to vary the expected uses as it deems fit, and we may substitute one or more other sources of funding, such as the funds from the trust preferred securities, to finance the Pacific Western acquisition.

CAPITALIZATION

    The following table sets forth our actual and as adjusted consolidated capitalization. Our as adjusted data gives effect to the issuance of 661,609 shares of common stock at $21.50 per share in the First Charter merger, the issuance of 1,111,100 shares of common stock at $19.25 per share in this rights offering, the issuance of $20,000,000 of trust preferred securities and the issuance of 1,080,000 shares at $20.00 per share in the W.H.E.C. merger.

First Community Bancorp

	September 30, 2001
	Actual	As Adjusted
	(Amounts in thousands, except per share amounts)
Liabilities:
Deposits	$608,168	$1,088,395
Trust Preferred Securities	8,000	34,000
Short-term borrowings	7,716	7,716
FHLB advances	—	—
Convertible debt	671	671
Accrued interest payable and other liabilities	6,299	19,184

Total liabilities	630,854	1,149,966
Shareholders' Equity:
Common Stock, no par value	28,847	85,782
Accumulated other comprehensive income	1,207	1,207
Retained earnings	10,920	10,920

Total shareholders' equity	40,974	97,909

Total Capitalization	$671,828	$1,247,875

Book value per common share	$8.89	$13.12
Number of common shares:
Common shares authorized	15,000	15,000
Common shares issued and outstanding	4,609.7	7,462.4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains certain forward-looking statements about the financial condition, results of operations and business of First Community, First Charter, Pacific Western and W.H.E.C. These statements may include statements regarding the projected performance of First Community, First Charter, Pacific Western or W.H.E.C. for the period following the completion of the offering. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," "will," "plans" or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities:

  •
  we may not be able to successfully complete this offering or alternative transactions raising additional capital;

  •
  combining the businesses of First Community, First Charter, Pacific Western and W.H.E.C. may cost more than we expect;

  •
  the timing of the completion of the Pacific Western and W.H.E.C. mergers and new operations may be delayed or prohibited;

  •
  there may be increases in competitive pressure among financial institutions;

  •
  general economic conditions, either nationally or locally in areas in which Pacific Western, W.H.E.C. and First Community conduct their operations, or conditions in securities markets may be less favorable than we expect;

  •
  the effects of the September 11, 2001 terrorist attacks may have an adverse effect on our business specifically or the banking industry generally;

  •
  expected cost savings from the mergers may not be fully realized or realized within the expected time frame;

  •
  legislation or regulatory changes may adversely affect our ability to conduct our business;

  •
  our revenues after the mergers may be lower than we expect;

  •
  we may lose more business or customers after the Pacific Western and W.H.E.C. mergers than we expect, or our operation costs may be higher than we expect; or

  •
  changes in the interest rate environment may reduce interest margins.

    Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Community following the offering may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Accordingly, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE TO FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address of the SEC's website is www.sec.gov.

    This prospectus, which is a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

    The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and, until this offering has been completed, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

  •
  Our Annual Report on Form 10-K (including information from the proxy statement for our 2001 Annual Meeting of Shareholders incorporated therein) for the year ended December 31, 2000.

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 30, June 30 and September 30, 2001.

  •
  Our Current Reports on Form 8-K filed January 31, 2001, May 30, 2001 and October 19, 2001 (as amended by our Amended Current Report Form 8-K/A, filed October 24, 2001).

  •
  The financial statements of Pacific Western National Bank contained in pages F-113 to F-130, the consolidated financial statements of First Charter Bank, N.A., contained in pages F-44 to F-68 and the consolidated financial statements of Professional Bancorp, Inc. contained in pages F-77 to F-112 of our Registration Statement on Form S-4/A (Registration Statement No. 333-65582), filed August 30, 2001.

  •
  The description of our common stock contained our Registration Statement on Form 8-A filed on June 2, 2000, and any amendment or reports that update the description.

    We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, upon request at no cost, by writing or telephoning us at the address set forth below.

    First Community Bancorp
    2310 Camino Vida Roble, Suite B
    Carlsbad, California 92009
    Attention: Robert Laddaga
    (760) 476-5401

THE RIGHTS OFFERING

The Rights

    We expect to issue rights to each record holder of our common stock as of the close of business on the record date of December 17, 2001. We will issue 0.1963 of a right for each share of common stock you held on the record date. The rights will be evidenced by subscription warrants, which are being distributed to our record holders with the delivery of this prospectus. The rights are transferable only on a limited basis to your affiliates or related parties. See definitions of "affiliate" and "related party" in "—Transferring Rights to Affiliates and Related Parties," below. An affiliate or related party of yours who properly acquires rights from you before the expiration date may exercise such rights.

    We will not issue fractional rights or pay any cash for fractional rights. Instead, the total number of rights you receive will be rounded up to the nearest whole number. A depository, bank, trust company, or securities broker, dealer or similar intermediary holding shares of common stock on the record date for more than one beneficial owner may, upon proper showing to the subscription agent, exchange its subscription warrant to obtain a subscription warrant for the number of rights to which all such beneficial owners in the aggregate would have been entitled had each been a holder on the record date. We reserve the right to refuse to issue any subscription warrant if the issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole number of rights.

    Because the number of rights issued to each holder will be rounded up to the nearest whole number, beneficial owners of common stock who are also the record date holders of their shares will receive more rights under certain circumstances then beneficial owners of common stock who are not the record date holders of their shares and who do not obtain (or cause the record date holder of their shares to obtain) a separate subscription warrant with respect to the shares beneficially owned by those beneficial owners, including shares held in an investment advisory or similar account. To the extent that record date holders or beneficial owners of common stock who obtain a separate subscription warrant receive more rights, they will be able to subscribe for more shares pursuant to the basic subscription privilege.

Expiration Time

    The rights will expire at 5:00 p.m., Pacific time, on January 23, 2002, unless we decide, in our sole discretion, to extend the offering. After the expiration time, unexercised rights will be null and void. We will not be obligated to honor any purported exercise of rights received by the subscription agent after the expiration time, regardless of when you sent the documents relating to that exercise, except pursuant to the guaranteed delivery procedures described below.

Subscription Privileges

    Basic Subscription Privilege.  Each right you hold will entitle you to purchase one share of our common stock at the subscription price. You are entitled to subscribe for all, or any portion of, the shares that may be acquired through the exercise of your rights. You may also combine rights you have received from us as a shareholder on the record date with rights you have acquired from an affiliate or related party. We will deliver certificates representing shares of common stock purchased pursuant to the basic subscription privilege as soon as practicable after the expiration time.

    Oversubscription Privilege.  Except as described below, if you fully exercise all of your rights you will also be eligible to subscribe, at the subscription price, for additional shares available after satisfaction of all subscriptions pursuant to the basic subscription privilege. You will only be entitled to the oversubscription privilege if you exercise your basic subscription privilege in full.

    Shares will be available for purchase pursuant to the oversubscription privilege only to the extent that either (1) other shareholders do not exercise their basic subscription privileges in full or (2) we elect to increase the aggregate amount of the offering to honor oversubscription privileges. If the shares available are not sufficient to satisfy all subscriptions pursuant to the oversubscription privilege, those excess shares will be allocated pro rata (subject to the elimination of fractional shares) among those record date holders exercising the oversubscription privilege in proportion to the number of shares of common stock owned by each such holder on the record date relative to the number of shares owned on the record date by all holders exercising the oversubscription privilege. If the pro rata allocation would result in your being allocated a greater number of excess shares than you subscribed for pursuant to your oversubscription privilege, then you will be allocated only the number of excess shares for which you oversubscribed. The remaining excess shares will be allocated among all other holders exercising the oversubscription privilege on the same pro rata basis outlined above. We will repeat this proration until all excess shares have been allocated to the full extent of the oversubscription privileges exercised.

    Payments for oversubscriptions will be deposited upon receipt by the subscription agent and held in escrow pending a final determination of the number of underlying shares to be issued pursuant to such oversubscription privilege. If a proration of the excess shares results your receiving fewer excess shares than you subscribed for pursuant to the oversubscription privilege, then the excess funds you paid as the subscription price for shares not issued will be returned to you without interest or deduction. Certificates representing underlying shares purchased pursuant to the oversubscription privilege will be delivered to subscribers as soon as practicable after the expiration time and after we have completed all prorations and adjustments contemplated by the terms of the rights offering.

    Banks, brokers and other nominee record date holders who exercise the oversubscription privilege on behalf of beneficial owners of rights will be required to certify to the subscription agent and to us the aggregate number of rights as to which the oversubscription privilege has been exercised and the number of underlying shares thereby subscribed for by each beneficial owner of rights on whose behalf the nominee holder is acting.

Maximum Offering

    We expect to sell up to 1.04 million shares of our common stock in the rights offering. We may, however, in our sole discretion, elect on or prior to the expiration date to increase the aggregate amount of the offering to a maximum of approximately 1.19 million shares of our common stock to honor oversubscription privileges.

Subscription Price

    The subscription price is $19.25 per share of common stock subscribed for pursuant to the basic subscription privilege or the oversubscription privilege.

Exercise of Rights

    You may exercise your rights by delivering to the subscription agent, U.S. Stock Transfer Corporation, the properly completed and executed subscription warrant(s) at or prior to the expiration time, with any signatures guaranteed as required, together with payment in full of the subscription price for each share subscribed for. You may make payment only by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order. Make your check, draft or money order, payable to U.S. Stock Transfer Corporation, as Subscription Agent.

    The subscription price will be deemed to have been received by the subscription agent only upon (i) clearance of any uncertified check or (ii) receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order. Funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay the subscription price by means of uncertified personal check, you are urged to make payment sufficiently in advance of the expiration time to ensure that such payment is received and clears by such time and are urged to consider in the alternative payment by means of certified or cashier's check or money order.

    All funds received in payment of the subscription price will be held by the subscription agent and invested at our direction in short-term certificates of deposit, short-term obligations of the United States, any state or any agency thereof, or money market mutual funds investing in the foregoing instruments. The account in which such funds will be held is not insured by the FDIC. We will retain any interest earned on such funds.

    The subscription agent's address, which is the address to which the subscription warrants and payment of the subscription price should be delivered, as well as the address to which a notice of guaranteed delivery must be delivered, whether by mail, hand or overnight courier, is:

    If by mail:

      U.S. Stock Transfer Corporation
      1745 Gardena Avenue
      Glendale, CA 91204
      Attention: Stock Transfer Department

      The subscription agent's telephone number is (818) 502-1404.

We will pay the fees and expenses of the subscription agent. We have also agreed to indemnify the subscription agent from certain liabilities which it may incur in connection with the rights offering.

    If you wish to exercise your rights, but time will not permit you to return the subscription warrant(s) evidencing those rights to the subscription agent prior to the expiration time, you may still exercise those rights if all of the following conditions are met:

  •
  the subscription agent has received your payment of the full subscription price for all shares subscribed for including oversubscription privilege at or prior to the expiration time;

  •
  the subscription agent receives, at or prior to the expiration time, the guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States, stating:

  •
  your name,

  •
  the number of rights represented by your subscription warrant(s),

  •
  the number of shares you have subscribed for, and

  •
  guaranteeing the delivery to the subscription agent of the subscription warrant(s) evidencing those rights within 48 hours following the date of the notice of guaranteed delivery; and

  •
  the subscription agent receives the properly completed subscription warrant(s) evidencing the rights being exercised, with any required signatures guaranteed within 48 hours following the date of the notice of guaranteed delivery relating thereto.

    You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as subscription warrants at the addresses set forth above, or the notice may be transmitted to the subscription agent by facsimile transmission (telecopier no. (818) 502-1737). Additional copies of the form of notice of guaranteed delivery are available upon request from the information agent, whose addresses and telephone numbers are set forth under "Information Agent" below.

    If you do not indicate the number of rights you are exercising, or do not forward full payment of the aggregate subscription price for the number of rights that you are exercising, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the subscription price payment you delivered. If you are a record date holder, to the extent that the aggregate subscription price payment you delivered exceeds the product of the subscription price multiplied by the number of rights evidenced by the subscription warrants you delivered, you will be deemed to have exercised the oversubscription privilege to purchase, to the extent available, that number of whole excess shares equal to the quotient obtained by dividing the excess price paid by the subscription price. Any amount remaining after application of these procedures (or, in the case of a rights holder who was not a record date holder of such rights, any subscription excess) shall be returned to you as soon as practicable by mail without interest or deduction. If you subscribe for fewer than all of the shares represented by your subscription warrant you will generally be able to:

  •
  direct the subscription agent to transfer rights to an affiliate or related party; or

  •
  receive from the subscription agent a new subscription warrant representing your unused rights. See "—Transferring Rights to Affiliates and Related Parties" below.

    Until we issue certificates representing shares of common stock, we will hold any funds received in a segregated escrow account. If shares are not issued pursuant to the basic subscription privilege, or if you are allocated less than all of the shares for which you subscribed pursuant to the oversubscription privilege, then the funds held in escrow you paid as the subscription price for shares not issued or for excess shares not allocated to you shall be returned by mail without interest or deduction as soon as practicable after the expiration time and after all prorations and adjustments contemplated by the terms of the rights offering have been effected.

    We will mail the certificates representing shares of common stock subscribed for and issued pursuant to the basic subscription privilege as soon as practicable after the expiration time. We will mail the certificates representing shares of common stock subscribed for and issued pursuant to the oversubscription privilege as soon as practicable after all prorations and adjustments contemplated by the terms of the rights offering have been effected. Certificates for shares of common stock issued pursuant to the exercise of rights will be registered in the name of the rights holder exercising such rights.

    If you hold shares of common stock for the account of others, such as in your capacity as a broker, trustee or depository for securities, you should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their rights. If a beneficial owner so instructs, you should complete appropriate subscription warrants and submit them to the subscription agent with the proper payment. In addition, beneficial owners of common stock or rights held through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

    The instructions accompanying the subscription warrants should be read carefully and followed in detail. Subscription warrants should be sent with payment to the subscription agent. Please do not send subscription warrants to us.

    The method of delivery of subscription warrants and payment of the subscription price to the subscription agent will be at your own election and risk. If you send subscription warrants and payments by mail, you are urged to send the materials by registered mail, properly insured, with return receipt requested, and are urged to allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration time. Because uncertified personal checks may take at least seven business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

    We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscription warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion. Neither we nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscription warrants or incur any liability for failure to give such notification. We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the rights offering or not in proper form or if the acceptance thereof or the issuance of shares of common stock pursuant thereto could be deemed unlawful. See "Regulatory Limitation" below.

    If you have any questions or requests for assistance concerning exercising your rights or requests for additional copies of this prospectus, the instructions or the notice of guaranteed delivery, you should contact the Shareholder Relations Department of the information agent at one of its addresses set forth under "Information Agent" (telephone (818) 502-1404).

No Revocation; Commissions and Fees

    Once you have properly exercised the basic subscription privilege or the oversubscription privilege, you cannot revoke your exercise.

    Except for the fees charged by the subscription agent (which we will pay as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of rights will be for the account of the holder of the rights, and none of such commissions, fees or expenses will be paid by us or by the subscription agent.

Transferring Rights to Affiliates and Related Parties

    You may transfer your rights only to an affiliate or a related party. We define an affiliate as a person, company, trust, partnership, limited partnership, limited liability company, corporation or other business entity that directly, or indirectly, through one or more intermediaries, controls you, is controlled by you, or with whom you are under common control. A related party includes:

  •
  any member of your immediate family, which includes your spouse, children, siblings and parents;

  •
  an entity owned or controlled by you or a member of your immediate family;

  •
  any limited or general partner of a general or limited partnership;

  •
  any member of a limited liability company;

  •
  a trust settled by you or a member of your immediate family, or whose beneficiaries include you or a member of your immediate family; or

  •
  if the transferor is a trust, the settlor or any beneficiary of such trust.

    You may transfer all of the rights evidenced by a single subscription warrant by endorsing the warrant for transfer in accordance with the accompanying instructions. You will be required to certify to us and the subscription agent that the transferee is either an affiliate or related party of yours. You may transfer a portion of the rights evidenced by a single subscription warrant, but not fractional rights, to an affiliate or related person by delivering to the subscription agent a subscription warrant properly endorsed for transfer, with instructions to register that portion of the rights indicated in the name of the transferee and to issue to it a new subscription warrant evidencing the transferred rights. In that event, a new subscription warrant evidencing the balance of the rights will be issued to you or, if you so instruct, to an additional transferee. The subscription agent must receive any instructions to transfer rights at or prior to 11:00 a.m., Pacific Time, on the fifth business day before the expiration date.

    In order to transfer rights relating to shares held for your account by a broker or other nominee, you must (1) certify to the holder, us and the subscription agent, through endorsed instructions, that the transferee is your affiliate or related party, and (2) instruct the holder to deliver to the subscription agent a subscription warrant properly endorsed for transfer, with instructions to register that portion of the rights indicated in the name of the transferee and to issue and mail to the transferor a new subscription warrant evidencing the transferred rights. In the right holder's instructions to the subscription agent, the beneficial owner must certify that it has been duly instructed by the holder to transfer the rights as evidenced by the endorsed instructions from the transferor and that such transferor has certified that the transferee is an affiliate or related party of the transferor.

    You should take into account that transfers, particularly those requiring the issuance of new subscription warrants, can take several business days. Neither we nor the subscription agent will have any liability if subscription warrant or any other required documents are not received in time for exercise prior to the expiration date.

    You will be issued a new subscription warrant upon the partial exercise of rights only if the subscription agent receives a properly endorsed subscription warrant before 5:00 p.m., Pacific Time, on the third business day before the expiration date. Unless you make other arrangements with the subscription agent, a new subscription warrant issued after 5:00 p.m., Pacific Time, on the fifth business day before the expiration of the offering will be held for pick-up at the subscription agent's hand delivery address. You assume all risk associated with the delivery of newly issued subscription warrants.

    You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, sale or exercise of rights.

Determination of Subscription Price

    The subscription price has been determined by our board of directors and a special rights committee of our board. Our objective in establishing the subscription price was the achievement of maximum net proceeds obtainable from the rights offering, while providing the holders with an opportunity to make an additional investment in First Community.

    In approving the subscription price, our board of directors considered, without limitation, such factors as

  •
  the alternatives available for raising capital;

  •
  the market price of our common stock;

  •
  our business prospects; and

  •
  the general condition of the securities markets at the time of the meeting of the board of directors at which the offering was approved.

    We cannot assure you, however, that the market price of the common stock will not decline during the subscription period to a level equal to or below the subscription price, or that, following the issuance of the rights and of the common stock upon exercise of rights, you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price.

Information Agent

    We have appointed U.S. Stock Transfer Corporation as information agent for the rights offering. Any questions or requests for assistance concerning the method of subscribing for shares of common stock or for additional copies of this prospectus, the instructions or the notice of guaranteed delivery may be directed to the information agent at the address and telephone number below:

U.S. Stock Transfer Corporation
Shareholder Relations Department
1745 Gardena Avenue
Glendale, CA 91204
(818) 502-1404

We will pay the fees and expenses of the information agent and will indemnify the information agent from certain liabilities which it may incur in connection with the rights offering.

Foreign and Certain Other Stockholders

    We will not mail subscription warrants to holders whose addresses are outside the United States and Canada or who have an APO or FPO address. Instead, those warrants will be held by the subscription agent for such holders' accounts. To exercise your rights, you must notify the subscription agent at or prior to 11:00 a.m., Pacific time, on January 18, 2002, at which time (if no contrary instructions have been received) the rights represented thereby will be cancelled.

Intent of Certain Principal Shareholders

    Certain of the principal shareholders of our common stock have indicated their intention to exercise basic subscription privileges to purchase 307,960 shares of common stock. If all of such indications of intent were realized, these principal shareholders would acquire approximately 29.6% of the shares of common stock offered in the rights offering for a total purchase price of approximately $5.93 million. These principal shareholders have also indicated their intention to purchase additional shares pursuant to oversubscription privileges. Any such purchases are expected to be made for investment purposes and not with a view to resale.

Regulatory Limitation

    We will not be required to issue shares of common stock in the rights offering to any rights holder who in our opinion would be required to obtain prior clearance or approval from any state or federal bank regulatory authority to own or control such shares if, at the expiration time, that clearance or approval has not been obtained. If we elect not to issue shares, the shares will become available to satisfy subscriptions pursuant to the oversubscription privilege.

    The Federal Change in Bank Control Act of 1978 prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act (such as First Community) would, under the circumstances set forth in the presumption, constitute the acquisition of control.

    In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956 before acquiring 25% (5% in the case of a company that is a bank holding company) or more of our outstanding common stock or any lesser number of shares as would constitute control over First Community.

No Board or Financial Advisor Recommendation

    An investment in our common stock must be made according to your own evaluation of your best interests. Accordingly, neither our board of directors nor the special rights committee of our board makes any recommendation to you about whether you should exercise your rights. Neither have we retained a financial advisor to make any recommendation to you about whether you should exercise your rights.

Plan of Distribution

    We will distribute by mail the subscription warrants evidencing the rights to our holders of record as of the December 17, 2001 record date on or about December 20, 2001. We expect that holders of record who hold shares of our common stock on behalf of beneficial owners will forward a copy of this prospectus and the related subscription information and forms to those beneficial holders in adequate time to permit beneficial holders to complete and deliver any subscription instructions to those banks, brokers or other nominees. We cannot, however, assure you that this will be the case.

    We have engaged U.S. Stock Transfer Corporation as our subscription agent to assist in the distribution of the rights, this prospectus and the related subscription information and forms. U.S. Stock Transfer Corporation, as our subscription agent, will receive and process all subscription warrants from our holders of record and will distribute certificates for the shares of our common stock purchased by holders of record upon the expiration of this offering. We have not engaged an underwriter to conduct a distribution of any shares not purchased upon the exercise of the rights.

Taxation

    This section describes the material United States federal income tax consequences relating to the distribution, receipt, exercise and transfer of rights. This section applies to you only if:

  •
  you are a U.S. holder (as defined below);

  •
  you acquire your rights in the distribution or you acquire your rights by purchase (from an affiliate or related person); and

  •
  you hold your rights as capital assets for tax purposes.

    This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a tax-exempt organization;

  •
  a life insurance company;

  •
  a person liable for alternative minimum tax;

  •
  a person that holds rights as part of a straddle or a hedging or conversion transaction; or

  •
  a person whose functional currency is not the U.S. dollar.

    This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

    You are a U.S. holder if you are a beneficial owner of rights and you are:

  •
  a citizen or resident of the United States;

  •
  a domestic corporation;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning rights in your particular circumstances.

    This discussion addresses only United States federal income taxation.

    Distribution of Rights.  Under the United States federal income tax laws, the distribution of rights to you will be treated as a tax-free stock dividend under Section 305(a) of the Internal Revenue Code and therefore you will not be required to include any amount in income with respect to such distribution.

    If the fair market value of a right on the date of distribution is less than 15% of the fair market value of a share of our common stock on that date (with the fair market value for shares based upon the average of the high and low trading prices for shares), your tax basis in a right will be zero unless you elect to allocate your tax basis in our common stock between the common stock and the rights in proportion to their relative fair market values. This election would need to be made for all the rights distributed to you, in the form of a statement attached to the U.S. federal income tax return filed by you for the year in which you receive the rights. If made, this election would be irrevocable. If, on the date of distribution of the rights, the fair market value of a right is 15% or more of the fair market value of a share of First Community common stock, you will be required to allocate your tax basis in First Community common stock between the rights and the common stock in proportion to their relative fair market values.

    As a US Holder, your holding period for your rights will include your holding period for the shares of common stock with respect to which the rights were distributed.

    Sale or Exchange of Rights.  Upon the sale or exchange of rights, you will recognize gain in an amount equal to the difference between the amount realized upon the sale or exchange and the tax basis, if any, of the rights. Any gain from the sale or exchange will be capital gain, and will be long-term capital gain if your holding period for the rights (determined in the manner described above) is more than one year. Generally, the recognition of loss realized on a sale or exchange of rights will be deferred pursuant to the rules governing recognition of loss on a sale or exchange between related parties.

    Expiration of the Rights.  If the rights expire without exercise, no basis will be allocated to the rights and no loss will be recognized upon their expiration. In this case, your basis in First Community common stock would not be reduced as a result of the distribution of the rights.

    Exercise of the Rights.  If you are a U.S. holder, you will not recognize gain or loss upon exercise of a right.

    Tax Basis of Common Stock Acquired Upon Exercise of a Right.  The tax basis of each share of First Community common stock acquired by a right exercise will equal the sum of the subscription price for the right and the tax basis, if any, for the right. The holding period of any share of First Community common stock acquired in this way will begin with and include the date of the right exercise.

VALIDITY OF SECURITIES

    The validity of the rights and the shares of common stock will be passed upon for First Community by Sullivan & Cromwell, Los Angeles, California.

EXPERTS

    The consolidated financial statements of First Community Bancorp and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of First Charter Bank, N.A., as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, included in the registration statement of First Community on Form S-4/A and incorporated by reference herein have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Pacific Western National Bank as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of W.H.E.C., Inc. as of December 31, 2000 and 1999 and for each of the years in the two-year period ended December 31, 2000 have been included herein and in the registration statement in reliance upon the report of Vavrinek, Trine, Day & Co. LLP, independent auditors, included herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of December 31, 2000 and for the year ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated balance sheets of Professional Bancorp, Inc. and subsidiary as of December 31, 1999 and for the year ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of Moss Adams LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Professional Bancorp, Inc. and subsidiary for the year ended December 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

 Index to Financial Statements

Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 2001	F-4
Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2000	F-5
Unaudited Pro Forma Combined Condensed Income Statement for the Nine Months Ended September 30, 2001	F-6
Unaudited Pro Forma Combined Condensed Income Statement for the Year Ended December 31, 2000	F-7
First Charter Bank, N.A. Unaudited Consolidated Financial Statements	F-19
Pacific Western National Bank Unaudited Consolidated Financial Statements	F-26
W.H.E.C., Inc
Independent Auditors Report	F-32
Consolidated Financial Statements as of and for the Years Ended December 31, 2000 and 1999	F-33
Unaudited Condensed Consolidated Financial Statements	F-51

F–1

Unaudited Pro Forma Condensed Combined Financial Data
of First Community, First Charter, Pacific Western and W.H.E.C.

    The following tables present financial data for First Community, First Charter, Pacific Western and W.H.E.C. after giving effect to the mergers and the proceeds received from this offering and the separate offering of trust preferred securities described in Note 12, which we refer to as "pro forma" information. The pro forma financial data give effect to the mergers under the purchase accounting method in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In presenting the pro forma information for certain time periods, First Community assumed that First Community, First Charter, Pacific Western and W.H.E.C. had been merged throughout those periods. The following unaudited pro forma combined financial data combines the historical consolidated condensed financial statements of First Community and the historical consolidated condensed financial statements of First Charter, the historical condensed financial statements of Pacific Western and the historical consolidated condensed financial statements of W.H.E.C., giving effect of the mergers as if they had been effective on September 30, 2001 and December 31, 2000, with respect to the Pro Forma Combined Condensed Balance Sheet, and as of the beginning of the periods indicated, with respect to the Pro Forma Combined Condensed Statements of Income. This information should be read in conjunction with the historical financial statements of the companies, including their respective notes thereto, which are included or incorporated by reference in this prospectus.

    First Community expects that it will incur reorganization and restructuring expenses as a result of combining First Charter, Pacific Western and W.H.E.C. with First Community. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the mergers has been reflected in the pro forma combined balance sheets. First Community also anticipates that the mergers will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, First Community does not reflect any of these anticipated cost savings or benefits in the pro forma information. Finally, the pro forma financial information does not reflect any divestitures of branches or deposits that may be required in connection with the mergers. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the unaudited historical interim periods have been included.

    As described in Note 1, on October 8, 2001, First Charter Bank, N.A. merged with and into First Professional Bank, N.A., a wholly owned subsidiary of First Community. The First Charter merger was accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000, and the Unaudited Pro Forma Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 are additionally presented as if the First Charter merger occurred at the beginning of the periods for the Unaudited Pro Forma Combined Condensed Statements of Income and as of the indicated dates for the Pro Forma Combined Condensed Balance Sheets. Such information presented is not intended to reflect the actual results that would have been achieved had the First Charter merger actually occurred on those dates, and it should be read in conjunction with the historical financial information included or incorporated by reference in this prospectus.

    As described in Note 6, on January 16, 2001, Professional Bancorp merged with and into First Community. The Professional Merger was accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000, and

F–2

the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2000 are additionally presented as if the Professional Merger occurred at the beginning of the periods presented for the Unaudited Pro Forma Combined Condensed Statements of Income or as of December 31, 2000 for the Unaudited Pro Forma Combined Condensed Balance Sheet. Such information presented is not intended to reflect the actual results that would have been achieved had the Professional Merger actually occurred on those dates, and it should be read in conjunction with the historical financial information included or incorporated by reference herein.

    As described in Note 11, on August 21, 2001, First Community entered into an agreement to acquire Pacific Western National Bank (the "Pacific Western Acquisition"). The Pacific Western Acquisition will be accounted for using purchase accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000 and the Unaudited Pro Forma Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 are additionally presented as if the Pacific Western Acquisition occurred at the beginning of the periods for the Unaudited Pro Forma Combined Condensed Statements of Income and as of the indicated dates for the Pro Forma Combined Condensed Balance Sheets. Such information presented is not intended to reflect the actual results that would have been achieved had the Pacific Western Acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial information included or incorporated by reference herein.

    As described in Note 16, on November 12, 2001, First Community entered into an agreement to acquire W.H.E.C., Inc. (the "W.H.E.C. Acquisition"). The W.H.E.C. Acquisition will be accounted for using the purchase method of accounting. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001, and for the year ended December 31, 2000 and the Unaudited Pro Forma Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 are additionally presented as if the W.H.E.C. Acquisition occurred at the beginning of the periods for the Unaudited Pro Forma Combined Condensed Statements of Income and as of the indicated dates for the Pro Forma Combined Condensed Balance Sheets. Such information presented is not intended to reflect the actual results that would have been achieved had the W.H.E.C. Acquisition actually occurred on those dates, and it should be read in conjunction with the historical financial statements included herein.

F–3

Unaudited Pro Forma Combined Condensed Balance Sheets
At September 30, 2001

	First Community	First Charter	Pro Forma Adjustments		First Community Pro Forma	Pacific Western	Pro Forma Adjustments		Pro Forma w/ Pac Western	W.H.E.C.	Pro Forma Adjustments		Pro Forma w/ W.H.E.C.
	(In thousands, except per share data)
Assets:
Cash and due from banks	$48,737	$9,275	$—		$58,012	$12,016	$—		$70,028	$7,784	$—		$77,812
Federal funds sold	103,552	23,042	—		126,594	40,000	3,370	(aaa)	169,964	11,060	—		181,024

Total cash and cash equivalents	152,289	32,317	—		184,606	52,016	3,370		239,992	18,844	—		258,836
Interest-bearing deposits in financial institutions	285	3,061	—		3,346	—	—		3,346	450	—		3,796
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	1,487	628	—		2,115	348	—		2,463	119	—		2,582
Securities held to maturity	11,926	—	—		11,926	—	—		11,926	—	—		11,926
Securities available-for-sale	96,777	25,140	—		121,917	18,727	—		140,644	30,008	—		170,652

Total securities	110,190	25,768	—		135,958	19,075	—		155,033	30,127	—		185,160
Net loans	378,996	61,841	—		440,837	183,140	—		623,977	85,909	—		709,886
Premises and equipment	5,409	290	—		5,699	3,290	—		8,989	1,268	—		10,257
Other real estate owned	309	1,288	—		1,597	—	—		1,597	—	—		1,597
Goodwill	4,151	—	7,190	(aa)	11,341	—	20,920	(bbb)	32,261	—	13,471	(aaaa)	45,732
Other assets	20,199	2,418	427	(bb)	23,044	2,935	855	(ccc)	26,834	4,016	651	(bbbb)	31,501

Total Assets	$671,828	$126,983	$7,617		$806,428	$260,456	$25,145		$1,092,029	$140,614	$14,122		$1,246,765

Liabilities and Shareholders' Equity:
Liabilities:
Non-interest bearing deposits	$228,500	$34,920	$—		$263,420	$38,356	$—		$301,776	$44,338	$—		$346,114
Interest bearing deposits	379,668	75,825	—		455,493	202,084	—		657,577	84,704	—		742,281

Total deposits	608,168	110,745	—		718,913	240,440	—		959,353	129,042	—		1,088,395
Accrued interest payable and other liabilities	6,299	909	2,721	(cc)	9,929	1,087	4,074	(ddd)	15,090	1,137	2,957	(cccc)	19,184
Borrowed funds	16,387	6,000	—		22,387	—	20,000	(kkk)	42,387	—	—		42,387

Total Liabilities	630,854	117,654	2,721		751,229	241,527	24,074		1,016,830	130,179	2,957		1,149,966
Shareholders' Equity:
Convertible preferred stock	—	5,045	(5,045	)(dd)	—	—	—		—	—	—		—
Common stock	28,847	174	14,051	(ee)	43,072	1,536	18,464	(eee)	63,072	1,000	20,600	(dddd)	84,672
Additional paid-in-capital	—	12,439	(12,439	)(ff)	—	5,860	(5,860	)(fff)	—	3,055	(3,055	)(eeee)	—
Retained earnings (accumulated deficit)	10,920	(8,554)	8,554	(gg)	10,920	11,472	(11,472	)(ggg)	10,920	5,740	(5,740	)(ffff)	10,920
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on securities available-for-sale, net	1,207	225	(225	)(hh)	1,207	61	(61	)(hhh)	1,207	640	(640	)(gggg)	1,207

Total Shareholders' Equity	40,974	9,329	4,896		55,199	18,929	1,071		75,199	10,435	11,165		96,799

Total Liabilities and Shareholders' Equity	$671,828	$126,983	$7,617		$806,428	$260,456	$25,145		$1,092,029	$140,614	$14,122		$1,246,765

Number of common shares outstanding(1)	4,609.7	2,289.8			5,271.3	921.2			6,382.4	4,052.9			7,462.4
Common shareholders' equity per share	$8.89	$1.87			$10.47	$20.55			$11.78	$2.57			$12.97

(1)
The number of shares of our First Charter common stock outstanding does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

F–4

Unaudited Pro Forma Combined Condensed Balance Sheets
At December 31, 2000

	First Community	First Charter	Pro Forma Adjustments		First Community Pro Forma	Professional Bancorp	Professional Bancorp Pro Forma Adjustments		Pro Forma with Professional Bancorp	Pacific Western	Pacific Western Pro Forma Adjustments		Pro Forma with Pacific Western	W.H.E.C.	Pro Forma Adjustments		Pro Forma with W.H.E.C.
	(In thousands, except per share data)
Assets:
Cash and due from banks	$35,752	$12,369	$—		$48,121	$17,727	$—		$65,848	$12,187	$—		$78,035	$7,723	$—		$85,758
Federal funds sold	16,903	—	—		16,903	77,275	(8,431	)(a)	85,747	2,800	3,367	(aaa)	91,914	30,545	—		122,459

Total cash and cash equivalents	52,655	12,369	—		65,024	95,002	(8,431)		151,595	14,987	3,367		169,949	38,268	—		208,217
Interest-bearing deposits in financial institutions	495	16	—		511	447	—		958	—	—		958	549	—		1,507
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	913	779	—		1,692	415	—		2,107	261	—		2,368	119	—		2,487
Securities held to maturity	40,428	—	—		40,428	14,263	—		54,691	—	—		54,691	—	—		54,691
Securities available-for-sale	4,972	41,520	—		46,492	46,692	(425	)(a)	92,759	5,504	—		98,263	8,789	—		107,052

Total securities	46,313	42,299	—		88,612	61,370	(425)		149,557	5,765	—		155,322	8,908	—		164,230
Net loans	246,622	72,698	—		319,320	102,376	—		421,696	164,044	—		585,740	72,368	—		658,108
Premises and equipment	5,027	734	—		5,761	817	—		6,578	2,720	—		9,298	1,385	—		10,683
Other real estate owned	1,031	1,296	—		2,327	—	—		2,327	—	—		2,327	—	—		2,327
Goodwill	—	882	6,555	(aa)	7,437	—	4,634	(b)	12,071	—	22,190	(bbb)	34,261	—	15,093	(aaaa)	49,354
Other assets	6,144	3,038	427	(bb)	9,609	4,796	2,923	(c)	17,328	2,694	855	(ccc)	20,877	3,569	651	(bbbb)	25,097

Total Assets	$358,287	$133,332	$6,982		$498,601	$264,808	$(1,299)		$762,110	$190,210	$26,412		$978,732	$125,047	$15,744		$1,119,523

Liabilities and Shareholders' Equity
Liabilities:
Non-interest bearing deposits	$114,042	$34,909	$—		$148,951	$135,797	$—		$284,748	$33,455	$—		$318,203	$40,328	$—		$358,531
Interest bearing deposits	202,896	76,322	—		279,218	113,338	—		392,556	138,155	—		530,711	75,039	—		605,750

Total deposits	316,938	111,231	—		428,169	249,135	—		677,304	171,610	—		848,914	115,367	—		964,281
Borrowed funds	9,689	11,000	—		20,689	679	—		21,368	—	20,000	(kkk)	41,368	—	—		41,368
Accrued interest payable & other liabilities	3,888	1,137	2,721	(cc)	7,746	3,074	3,144	(d)	13,964	938	4,074	(ddd)	18,976	867	2,957	(cccc)	22,800

Total Liabilities	330,515	123,368	2,721		456,604	252,888	3,144		712,636	172,548	24,074		909,258	116,234	2,957		1,028,449
Shareholders' Equity:
Convertible preferred stock	—	5,045	(5,045	)(dd)	—	—	—		—	—	—		—	—	—		—
Common stock	20,402	174	14,051	(ee)	34,627	17	7,460	(e)	42,104	1,463	18,537	(eee)	62,104	1,000	20,600	(dddd)	83,704
Additional paid-in-capital	—	12,439	(12,439	)(ff)	—	21,271	(21,271	)(f)	—	4,987	(4,987	)(fff)	—	2,967	(2,967	)(eeee)	—
Treasury stock	—	—	—		—	(537)	537	(g)	—	—	—		—	—	—		—
Retained earnings (accumulated deficit)	7,432	(7,486)	7,486	(gg)	7,432	(8,264)	8,264	(h)	7,432	11,208	(11,208	)(ggg)	7,432	4,846	(4,846	)(ffff)	7,432
Accumulated other comprehensive loss: unrealized net losses on securities available-for-sale, net	(62)	(208)	208	(hh)	(62)	(567)	567	(i)	(62)	4	(4	)(hhh)	(62)	—	—		(62)

Total Shareholders' Equity	27,772	9,964	4,261		41,997	11,920	(4,443)		49,474	17,662	2,338		69,474	8,813	12,787		91,074

Total Liabilities & Shareholders' Equity	$358,287	$133,332	$6,982		$498,601	$264,808	$(1,299)		$762,110	$190,210	$26,412		$978,732	$125,047	$15,744		$1,119,523

Number of common shares outstanding(1)	3,971.4	2,289.8			4,633.0	2,030.8			5,137.7	921.2			6,248.8	200.0			7,328.8
Common shareholders' equity per share	$6.99	$2.15			$9.06	$5.87			$9.63	$19.17			$11.12	$44.07			$12.43

(1)
The number of shares of First Charter common stock outstanding does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

F–5

Unaudited Pro Forma Combined Condensed Income Statements
for the Nine Months Ended September 30, 2001

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Pacific Western	Pro Forma Adjustments		Pro Forma w/ Pac Western	W.H.E.C.	Pro Forma Adjustments	Pro Forma w/ W.H.E.C.
	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$24,705	$4,384	$—	$29,089	$14,607	$—		$43,696	$5,215	$—	$48,911
Interest on interest-bearing deposits in financial institutions	18	43	—	61	—	—		61	23	—	84
Interest on investment securities	4,485	1,114	—	5,599	308	—		5,907	736	—	6,643
Interest on federal funds sold	3,255	509	—	3,764	15	—		3,779	680	—	4,459

Total interest income	32,463	6,050	—	38,513	14,930	—		53,443	6,654	—	60,097
Interest expense:
Interest expense on deposits	7,520	2,844	—	10,364	5,855	—		16,219	2,064	—	18,283
Interest expense on borrowed funds	989	301	—	1,290	16	1,125	(iii)	2,431	—	—	2,431

Total interest expense	8,509	3,145	—	11,654	5,871	1,125		18,650	2,064	—	20,714

Net interest income	23,954	2,905	—	26,859	9,059	(1,125)		34,793	4,590	—	39,383
Less: provision for loan losses	639	—	—	639	930	—		1,569	35	—	1,604

Net interest income after provision for loan losses	23,315	2,905	—	26,220	8,129	(1,125)		33,224	4,555	—	37,779
Non-interest income:
Service charges, commissions and fees	2,837	123	—	2,960	862	—		3,822	1,177	—	4,999
Other income	579	1,495	—	2,074	170	—		2,244	33	—	2,277

Total non-interest income	3,416	1,618	—	5,034	1,032	—		6,066	1,210	—	7,276
Non-interest expense:
Salaries and employee benefits	9,545	1,474	—	11,019	3,395	—		14,414	2,319	—	16,733
Occupancy, furniture and equipment	3,247	753	—	4,000	1,357	—		5,357	690	—	6,047
Professional services	2,634	1,246	—	3,880	1,080	—		4,960	359	—	5,319
Stationery, supplies and printing	462	35	—	497	574	—		1,071	181	—	1,252
FDIC assessment	325	14	—	339	20	—		359	15	—	374
Cost of other real estate owned	52	15	—	67	—	—		67	—	—	67
Advertisting	347	3	—	350	320	—		670	188	—	858
Insurance	210	80	—	290	60	—		350	57	—	407
Goodwill and amortization	207	—	—	207	—	—		207	—	—	207
Other	1,528	897	—	2,425	291	—		2,716	184	—	2,900

Total non-interest expense	18,557	4,517	—	23,074	7,097	—		30,171	3,993	—	34,164

Income before income taxes	8,174	6	—	8,180	2,064	(1,125)		9,119	1,772	—	10,891
Income taxes	3,458	1	—	3,459	852	(473	)(jjj)	3,838	630	—	4,468

Income (loss) from continuing operations	4,716	5	—	4,721	1,212	(652)		5,281	1,142	—	6,423
Discontinued operations:
Loss from operations of discontinued merchant card processing (net of income taxes)	—	(948)	—	(948)	—	—		(948)	—	—	(948)
Loss on disposal of merchant card processing, including provision of $478 for operating losses during phase-out period (net of income taxes)	—	(125)	—	(125)	—	—		(125)	—	—	(125)

Loss from discontinued operations	—	(1,073)	—	(1,073)	—	—		(1,073)	—	—	(1,073)

Net income (loss)	$4,716	$(1,068)	$—	$3,648	$1,212	$(652)		$4,208	$1,142	$—	$5,350
Preferred dividends	—	—	—	—	—	—		—	—	—	—

Net income (loss) available to common shareholders	$4,716	$(1,068)	$—	$3,648	$1,212	$(652)		$4,208	$1,142	—	$5,350

Per share information:
Number of shares (weighted average)
Basic	4,517.9	2,289.8		5,179.5	921.2			6,290.6	4,019.5		7,370.6
Diluted (1)	4,751.1	2,289.8		5,412.7	951.3			6,523.8	4,546.2		7,603.8
Income (loss) per share:
Basic
From continuing operations	$1.04	$—		$0.91	$1.32			$0.84	$0.28		$0.87
From discontinued operations	—	(0.47)		(0.21)	—			(0.17)	—		(0.15)

Basic income (loss) per common share	$1.04	$(0.47)		$0.70	$1.32			$0.67	$0.28		$0.72

Diluted (2)
From continuing operations	$0.99	$—		$0.87	$1.27			$0.81	$0.25		$0.84
From discontinued operations	—	(0.47)		(0.20)	—			(0.16)	—		(0.14)

Diluted income (loss) per common share	$0.99	$(0.47)		$0.67	$1.27			$0.65	$0.25		$0.70

(1)
The diluted number of shares of First Charter common stock does not reflect either the conversion of each outstanding share of First Charter convertible preferred stock into 657.89 shares of First Charter common stock or the conversion of shares of First Charter convertible preferred stock issuable upon the exercise of outstanding options to acquire shares of convertible preferred stock.

(2)
Does not include the impact of options to purchase First Charter convertible preferred stock.

F–6

Unaudited Pro Forma Combined Condensed Income Statements
for the Year Ended December 31, 2000

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Professional Bancorp	Professional Bancorp Pro Forma Adjustments		Pro Forma with Professional Bancorp	Pacific Western	Pacific Western Pro Forma Adjustments	Pro Forma with Pacific Western	W.H.E.C.	Pro Forma Adjustments	Pro Forma with W.H.E.C.
	(In thousands, except per share data)
Interest income:
Interest and fees on loans	$23,980	$5,750	$—	$29,730	$11,901	$—		$41,631	$16,512	$—	$58,143	$7,370	$—	$65,513
Interest on interest-bearing deposits in financial institutions	257	15	—	272	35	—		307	—	—	307	32	—	339
Interest on investment securities	2,957	1,723	—	4,680	4,030	—		8,710	439	—	9,149	442	—	9,591
Interest on federal funds sold	1,637	458	—	2,095	3,356	—		5,451	498	—	5,949	1,005	—	6,954

Total interest income	28,831	7,946	—	36,777	19,322	—		56,099	17,449	—	73,548	8,849	—	82,397
Interest expense:
Interest expense on deposits	7,551	3,522	—	11,073	3,431	—		14,504	5,641	—	20,145	2,376	—	22,521
Interest expense on borrowed funds	373	55	—	428	51	582	(j)	1,061	9	1,500 (iii)	2,570	—	—	2,570

Total interest expense	7,924	3,577	—	11,501	3,482	582		15,565	5,650	1,500	22,715	2,376	—	25,091

Net interest income	20,907	4,369	—	25,276	15,840	(582)		40,534	11,799	(1,500)	50,833	6,473	—	57,306
Less: provision for loan losses	520	(205)	—	315	11,732	—		12,047	840	—	12,887	125	—	13,012

Net interest income after provision for loan losses	20,387	4,574	—	24,961	4,108	(582)		28,487	10,959	(1,500)	37,946	6,348	—	44,294
Non-interest income:
Service charges, commissions and fees	1,637	165	—	1,802	1,314	—		3,116	1,125	—	4,241	1,363	—	5,604
Gain on sale of securities	—	10	—	10	—	—		10	—	—	10	—	—	10
Other income	828	1,194	—	2,022	4,646	—		6,668	113	—	6,781	31	—	6,812

Total non-interest income	2,465	1,369	—	3,834	5,960	—		9,794	1,238	—	11,032	1,394	—	12,426
Non-interest expense:
Salaries and employee benefits	6,673	2,203	—	8,876	7,868	—		16,744	4,104	—	20,848	3,246	—	24,084
Occupancy, furniture and equipment	2,455	1,063	—	3,518	2,040	—		5,558	1,604	—	7,162	924	—	8,086
Professional services	1,914	1,189	—	3,103	2,790	—		5,893	651	—	6,544	450	—	6,994
Stationery, supplies and printing	418	65	—	483	669	—		1,152	700	—	1,852	230	—	2,082
Cost of other real estate owned	356	93	—	449	—	—		449	—	—	449	—	—	449
Advertising	435	24	—	459	311	—		770	385	—	1,155	349	—	1,504
Insurance	128	109	—	237	125	—		362	56	—	418	66	—	484
Goodwill amortization	—	—	—	—	—	309	(k)	309	—	—	309	—	—	309
Merger costs	3,561	—	—	3,561	—	—		3,561	—	—	3,561	—	—	3,561
Loss on sale of securities	11	5	—	16	—	—		16	—	—	16	—	—	16
Other	2,194	296	—	2,490	1,306	—		3,796	1,115	—	4,911	282	—	5,193

Total non-interest expense	18,145	5,047	—	23,192	15,109	309		38,610	8,615	—	47,225	5,547	—	52,772

Income before income taxes	4,707	896	—	5,603	(5,041)	(891)		(329)	3,582	(1,500)	1,753	2,195	—	3,948
Income taxes	2,803	1	—	2,804	2	(244	)(1)	2,562	1,462	(630) (jjj)	3,394	865	—	4,259

Income (loss) from continuing operations	1,904	895	—	2,799	(5,043)	(647)		(2,891)	2,120	(870)	(1,641)	1,330	—	(311)
Discontinued operations:
Loss from operations of discontinued merchant card processing operations (net of income taxes)	—	(44)	—	(44)	—	—		(44)	—	—	(44)	—	—	(44)

Net income (loss)	1,904	851	—	2,755	(5,043)	(647)		(2,935)	2,120	(870)	(1,685)	—	—	(44)
Preferred dividends	—	660	(660)	—	—	—		—	—	—	—	—	—	—

Net income (loss) available to common shareholders	$1,904	$191	$660	$2,755	$(5,043)	$(647)		$(2,935)	$2,120	$(870)	$(1,685)	$1,330	$—	$(355)

F–7

Unaudited Pro Forma Combined Condensed Income Statements
for the Year Ended December 31, 2000 (Continued)

	First Community	First Charter	Pro Forma Adjustments	First Community Pro Forma	Professional Bancorp		Professional Bancorp Pro Forma Adjustments	Pro Forma with Professional Bancorp		Pacific Western	Pacific Western Pro Forma Adjustments	Pro Forma with Pacific Western		W.H.E.C.	Pro Forma Adjustments	Pro Forma with W.H.E.C.
	(In thousands, except per share data)
Per share information:
Number of shares (weighted average)
Basic	3,908.3	2,289.8		4,569.9	2,030.8			5,074.6		921.2		6,185.7		4,015.3		7,265.7
Diluted(1)	4,090.4	74,658.2		4,752.0	2,030.8			5,256.7		942.6		6,367.8		4,329.5		7,447.8
Income (loss) per share:
Basic
From continuing operations	$0.49	$0.10		$0.61	$(2.48)			$(0.57)		$2.30		$(0.26)		$0.33		$(0.04)
From discontinued operations	—	(0.02)		(0.01)	—			(0.01)		—		(0.01)		—		(0.01)

Basic income (loss) per common share	$0.49	$0.08		$0.60	$(2.48)			$(0.58)		$2.30		$(0.27)		$0.33		$(0.05)

Diluted(1)
From continuing operations	$0.47	$0.01		$0.59	$(2.48)	*		$(0.57)	*	$2.25		$(0.26)	*	$0.31		$(0.04)	*
From discontinued operations	—	—		(0.01)	—			(0.01)	*	—		(0.01)	*	—		(0.01)	*

Diluted income (loss) per common share	$0.47	$0.01		$0.58	$(2.48)	*		$(0.58)	*	$2.25		$(0.27)	*	$0.31		$(0.05)	*

(*)
Effect is anti-dilutive
(1)
Does not include the impact of options to purchase First Charter convertible preferred stock.

F–8

 Notes to Unaudited Pro Forma Condensed Combined Financial Data
of First Community, First Charter, Professional Bancorp, Pacific Western and W.H.E.C.

NOTE 1: BASIS OF PRESENTATION OF FIRST CHARTER

    Certain historical data of First Charter have been reclassified on a pro forma basis to conform to First Community's classifications. Transactions between First Community and First Charter are not material in relation to the unaudited pro forma combined financial statements, and have not been eliminated from the pro forma combined amounts. The unaudited pro forma numbers of common shares outstanding, common shareholders' equity per share, weighted average number of shares (basic and diluted) and income (loss) per share (basic and diluted) are based on the share amounts for First Community plus the share amounts for First Charter multiplied by the First Charter exchange ratio of 0.008635 and includes the conversion of First Charter convertible preferred stock into First Community common stock as provided by the merger agreement. Prior to the merger and the conversion of 7,000 shares of preferred stock into common stock immediately prior to the record date, First Charter has 2,289,779 common shares and 110,000 convertible preferred shares outstanding. The convertible preferred shares are equivalent to 72,368,421 First Charter common shares. As a result of the conversion of First Charter convertible preferred stock into First Community common stock, preferred dividends are eliminated in the pro forma combined condensed income statements.

NOTE 2: PURHCASE PRICE OF FIRST CHARTER ACQUISITION

    The purchase price is based on issuing approximately 661,609 common shares of First Community common stock. The price of First Community common stock on the acquisition date was $21.50 resulting in a total purchase price of approximately $14,225,000.

NOTE 3: ALLOCATION OF PURCHASE PRICE OF FIRST CHARTER ACQUISITION

    The purchase price of First Charter has been allocated as follows (in thousands):

Cash and cash equivalents	$32,317
Time deposits in financial institutions	3,061
Securities	25,768
Net loans	61,841
Goodwill	7,190
Premises and equipment	290
Other real estate owned	1,288
Other assets	2,845
Deposits	(110,745)
Borrowed funds	(6,000)
Other liabilities	(3,630)

Total purchase price	$14,225

    In allocating the purchase price, the following adjustments were made to First Charter's historical amounts. Other liabilities were increased by $2,721,000, representing the estimated merger costs. Other assets were increased by $427,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement.

F–9

    In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," beginning on January 1, 2002, amortization of goodwill and intangibles with indefinite lives will cease.

NOTE 4: MERGER COSTS OF FIRST CHARTER

    The unaudited pro forma combined condensed financial data reflect First Community's and First Charter's respective management's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $2,721,000 ($2,294,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the First Charter merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs include the following:

Employee costs	$446,000
Conversion costs	400,000
Other costs	170,000

1,016,000
Tax benefits	427,000

589,000
Investment banking and other professional fees	1,705,000

$2,294,000

    These cost estimates are forward-looking. While the costs represent management's current estimate of merger costs that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final merger and integration plan to be completed prior to consummation of the merger of First Charter with First Community, which will be developed by various of First Community's and First Charter's task forces and integration committees. Readers are cautioned that the completion of the merger and integration plan and the resulting management plans detailing actions to be undertaken to effect the merger and resultant integration of operations will impact these estimates; the type and amount of costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 5: KEY TO PRO FORMA ADJUSTMENTS OF FIRST CHARTER ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of First Charter based on the purchase method of accounting:

  aa)
  Reflect goodwill resulting from the purchase method of accounting. See note 3.

  bb)
  Reflect the deferred tax asset to the deductible merger costs. See note 4.

  cc)
  Adjust liabilities for accrued merger costs. See note 4.

  dd)
  Reflect conversion of preferred stock to First Community common stock

  ee)
  Reflect issuance of common stock to First Charter shareholders.

  ff)
  Eliminate First Charter additional paid-in-capital.

  gg)
  Eliminate First Charter retained losses.

  hh)
  Eliminate First Charter unrealized losses on securities available-for-sale.

F–10

NOTE 6: BASIS OF PRESENTATION OF PROFESSIONAL ACQUISITION

    On January 16, 2001, Professional Bancorp, Inc. merged (the "Professional Merger") with and into First Community, with First Community as the surviving entity. The merger was consummated pursuant to the terms of an Agreement and Plan of Merger, dated as of August 7, 2000, by and between First Community and Professional Bancorp (the "Professional Merger Agreement").

    Pursuant to the Professional Merger Agreement, each issued and outstanding share of common stock of Professional Bancorp prior to the Professional Merger (other than as provided in the Professional Merger Agreement) was converted into the right to receive either 0.55 shares of First Community Common Stock or $8.00 in cash. Upon consummation of the Professional Merger, First Community issued approximately 504,747 shares of common stock to former holders of Professional Bancorp common stock, and as a result, the former shareholders of Professional Bancorp common stock own shares of First Community common stock representing approximately 11.3% of the outstanding shares of First Community common stock.

    The Professional Merger was accounted for using the purchase method. Therefore, operating results of First Community for the year ended December 31, 2000 do not include the operations of Professional Bancorp. Also, the balance sheet of First Community as of December 31, 2000 does not include the balance sheet of Professional Bancorp. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statement of Income for the one year period ended December 31, 2000 includes the operations of Professional Bancorp, Inc. as if the Professional Merger occurred at the beginning of the period and the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 2000 includes Professional Bancorp, Inc. as if the Professional Merger had occurred on that date.

    The information for Professional Bancorp, Inc. for the year ended December 31, 2000 is derived from the audited consolidated financial statements of Professional Bancorp. This information should be read in conjunction with the historical consolidated financial statements of Professional Bancorp, Inc. including the respective notes thereto, which are incorporated by reference in this prospectus. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the Professional Merger.

    Certain historical data of Professional Bancorp, Inc. have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 7: PURCHASE PRICE AND FUNDING OF PROFESSIONAL MERGER

    The purchase price is based on $8 per share for Professional Bancorp, Inc. shareholders receiving the cash consideration and an exchange ratio of 0.55 First Community shares for Professional Bancorp shareholders receiving the stock consideration. Based on the $14.81 closing price of First Community on the day prior to the completion of the Professional Merger, those Professional Bancorp, Inc. shareholders choosing the stock consideration received a value of $8.15 per share.

F–11

    The total consideration paid in connection with the Professional Merger is calculated as:

	Stock Consideration	Cash Consideration		Total
Professional Bancorp common shares outstanding	917,722	1,113,032		2,030,754
Exchange ratio	0.55

	504,747	1,113,032
Value received	$14.81	$7.96	*

Total purchase price	$7,475,000	$8,858,000		$16,333,000

*
Less than $8.00 per share as a result of First Community purchasing some shares at market prior to the Professional Merger.

    The cash portion of the purchase price was financed through a combination of the issuance of $8 million of trust preferred securities which occurred in September 2000, a revolving line of credit and dividends from First Community's subsidiary banks. (Note: Trust preferred securities count as Tier 1 capital for regulatory purposes.)

    Professional Bancorp, Inc. shareholders had the option to elect cash of $8 or 0.55 shares of First Community common stock for each share of Professional Bancorp, Inc. common stock owned. Based upon the elections, 917,722 shares of Professional Bancorp Common Stock were exchanged for approximately 504,747 shares of First Community Common Stock and 1,113,032 shares of Professional Bancorp Common Stock were exchanged for approximately $8,904,000.

    As a result of the issuance of trust preferred, historical interest expense on the accompanying pro forma combined condensed income statements for the year ended December 31, 2000, has been increased by $582,000 representing the interest expense on the trust preferred.

NOTE 8: ALLOCATION OF PURCHASE PRICE OF PROFESSIONAL MERGER

    The purchase price of Professional Bancorp, Inc. has been allocated as follows:

Cash and cash equivalents	$95,002,000
Time deposits in financial institutions	447,000
Securities	61,370,000
Net loans	102,376,000
Goodwill	4,634,000
Premises and equipment	817,000
Other assets	7,763,000
Deposits	(249,135,000)
Borrowed funds	(679,000)
Other liabilities	(6,262,000)

Total purchase price	$16,333,000

    In allocating the purchase price, the following adjustments were made to Professional Bancorp, Inc.'s historical amounts. Other liabilities were increased by $3,144,000, representing the estimated merger costs. Other assets were increased by $2,923,000, representing the tax effects of the estimated merger costs and the reduction of the valuation reserve against the deferred tax asset. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair value adjustments were considered to be immaterial to the financial presentation. Goodwill is amortized on a straight line basis over fifteen years. These preliminary purchase price adjustments are subject to further refinement.

F–12

NOTE 9: MERGER COSTS OF PROFESSIONAL MERGER

    The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $3,144,000 ($221,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheet in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:

Employee costs (severance and retention costs)	$2,220,000
Professional services	169,000
Conversion and other costs	755,000

Total	3,144,000
Tax benefits of above costs	1,003,000
Reversal of tax valuation allowance	1,920,000

Net merger costs	$221,000

    First Community management's cost estimates are forward-looking. While the costs represent First Community management's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 10: KEY TO PRO FORMA ADJUSTMENTS OF PROFESSIONAL MERGER

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of Professional Bancorp, Inc. based on the purchase method of accounting:

  a)
  Use cash as part of the cash portion of the purchase price. See note 7.

  b)
  Reflect goodwill resulting from the purchase method of accounting. See note 8.

  c)
  Reflect the deferred tax asset related to the deductible merger costs. See note 9.

  d)
  Adjust liabilities for accrued merger costs. See note 9.

  e)
  Reflect issuance of common stock to Professional Bancorp, Inc. shareholders.

  f)
  Eliminate Professional Bancorp, Inc. additional paid-in-capital.

  g)
  Eliminate Professional Bancorp, Inc. treasury stock.

  h)
  Eliminate Professional Bancorp, Inc. retained losses.

  i)
  Eliminate Professional Bancorp, Inc. unrealized losses on securities available-for-sale.

  j)
  Interest expense related to the issuance of trust preferred.

  k)
  Amortization of goodwill on a straight-line basis over fifteen years.

  l)
  Tax benefits associated with the additional interest expense.

F–13

NOTE 11: BASIS OF PRESENTATION OF PACIFIC WESTERN ACQUISITION

    On August 21, 2001, First Community entered into an agreement with Pacific Western National Bank ("Pacific Western," the "Pacific Western Agreement"), whereby Pacific Western would merge with and into a subsidiary of First Community (the "Pacific Western Acquisition"). It is expected that the Pacific Western Acquisition will close in the first quarter of 2002.

    Pursuant to the Pacific Western Agreement, each issued and outstanding share of common stock of Pacific Western prior to the Pacific Western Acquisition (other than as provided in the Pacific Western Agreement) will be converted into the right to receive $37.15 in cash, for a total purchase price of approximately $36.6 million. First Community anticipates raising $30,000,000 through a rights offering of 1,538,000 shares of First Community Common Stock. The remainder of the purchase price will be funded through cash available at Pacific Western.

    The Pacific Western Acquisition will be accounted for using purchase accounting. Therefore, operating results of First Community for the year ended December 31, 2000 and the nine-month period ended September 30, 2001 will not include the operations of Pacific Western. Also, the balance sheets of First Community as of September 30, 2001 and December 31, 2000 will not include the balance sheet of Pacific Western. Due to the materiality of this acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001 and the one year period ended December 31, 2000 includes the operations of Pacific Western as if the Pacific Western Acquisition occurred at the beginning of the periods and the Unaudited Pro Forma Combined Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 include Pacific Western as if the Pacific Western Acquisition had occurred on those dates.

    The information for Pacific Western as of and for the year ended December 31, 2000 is derived from the audited consolidated financial statements of Pacific Western. This information should be read in conjunction with the historical consolidated financial statements of Pacific Western including the respective notes thereto, which are included or incorporated by reference in this prospectus. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the Pacific Western Acquisition.

    Certain historical data of Pacific Western have been reclassified on a pro forma basis to conform to First Community's classifications.

NOTE 12: PURCHASE PRICE AND FUNDING OF PACIFIC WESTERN ACQUISITION

    The purchase price is based on $37.15 per share for Pacific Western shareholders.

    The total consideration to be paid in connection with the Pacific Western Acquisition is calculated as:

	Shares	Price/ "In the Money"	Total Consideration (In thousands)
Common shares	921,185	$37.15	$34,222
Options	111,802	$21.54	2,408

Total purchase price			$36,630

    It is anticipated that the purchase price will be financed through the issuance $20,000,000 of trust preferred securities and the issuance of approximately 1,111,100 shares of Company Common Stock for $20 million through a rights offering.

F–14

NOTE 13: ALLOCATION OF PURCHASE PRICE OF PACIFIC WESTERN ACQUISITION

    The purchase price of Pacific Western has been preliminarily allocated as follows (in thousands):

Cash and cash equivalents	$52,016
Securities	19,075
Net loans	183,140
Goodwill	20,920
Premises and equipment	3,290
Other assets	3,790
Deposits	(240,440)
Other liabilities	(5,161)

Total purchase price	$36,630

    In allocating the purchase price, the following adjustments were made to Pacific Western's historical amounts. Other liabilities were increased by $4,074,000, representing the estimated merger costs. Other assets were increased by $855,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement, including the determination of a core deposit premium.

    In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", goodwill and intangibles with indefinite lives are not amortized for acquisitions initiated after June 30, 2001.

NOTE 14: MERGER COSTS OF PACIFIC WESTERN ACQUISITION

    The table below reflects First Community's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $4,074,000 ($3,219,000 net of taxes, computed using the combined federal and state tax rate of 42.0%) expected to be incurred in connection with the acquition. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect of these activities on First Community's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:

Employee costs	$1,065,000
Conversion costs	400,000
Other costs	570,000

2,035,000
Tax benefits	855,000

1,180,000
Investment banking and other professional fees	2,039,000

$3,219,000

    First Community management's cost estimates are forward-looking. While the costs represent First Community management's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these

F–15

estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 15: KEY TO PRO FORMA ADJUSTMENTS OF PACIFIC WESTERN ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of Pacific Western based on the purchase method of accounting:

aaa)	Cash raised which is not used as part of purchase. See note 12.
bbb)	Reflect goodwill resulting from the purchase method of accounting. See note 13.
ccc)	Reflect the deferred tax asset related to the deductible merger costs. See note 14.
ddd)	Adjust liabilities for accrued merger costs. See note 14.
eee)	Reflect issuance of common stock via a $20,000,000 rights offering less existing Pacific Western common stock of $1,536,000.
fff)	Eliminate Pacific Western additional paid-in-capital.
ggg)	Eliminate Pacific Western retained earnings.
hhh)	Eliminate Pacific Western unrealized gains on securities available-for-sale.
iii)
Estimated interest expense related to issuance of trust preferred at an assumed interest rate of 7.5% per annum. Had interest expense on the trust preferred securities varied by 1/2%, the effect on net income (loss) would have $14,500 after tax-per annum.
jjj)	Tax benefits associated with the reduced net interest income.
kkk)	Reflect issuance of $20,000,000 of trust preferred.

Note 16: BASIS OF PRESENTATION OF W.H.E.C.

    On November 12, 2001, First Community entered into an agreement with W.H.E.C., Inc., ("W.H.E.C."), the holding company of Capital Bank of North County, the "W.H.E.C. Agreement"), whereby W.H.E.C. would merge with and into First Community and Capital Bank would merge with and into a subsidiary of First Community ("the W.H.E.C. Acquisition"). It is expected that the W.H.E.C. Acquisition will close in the second quarter of 2002.

    Pursuant to the W.H.E.C. Agreement, each issued and outstanding share of common stock of W.H.E.C. prior to the W.H.E.C. Acquisition (other than as provided in the W.H.E.C. Agreement) will be converted into First Community common stock using an exchange ratio of 0.2353 (subject to adjustment as provided in the W.H.E.C. Agreement).

    The W.H.E.C. Acquisition will be accounted for using purchase accounting. Therefore, operating results of First Community for the year ended December 31, 2000 and the nine-month period ended September 30, 2001 will not include the operations of W.H.E.C. Also, the balance sheets of First Community as of September 30, 2001 and December 31, 2000 will not include the balance sheet of W.H.E.C. Due to the materiality of the acquisition, the Unaudited Pro Forma Combined Condensed Statements of Income for the nine-month period ended September 30, 2001 and the one year period ended December 31, 2000 includes the operations of W.H.E.C. as if the W.H.E.C. Acquisition occurred at the beginning of the periods and the Unaudited Pro Forma Condensed Balance Sheets as of September 30, 2001 and December 31, 2000 include W.H.E.C. as if the W.H.E.C. Acquisition had occurred on those dates.

F–16

    The information for W.H.E.C. as of and for the year ended December 31, 2000 is derived from the audited financial statements of W.H.E.C. This information should be read in conjunction with the historical financial statements of W.H.E.C. including the respective notes thereto, which are included herein. The unaudited pro forma combined condensed financial data does not give effect to any operating efficiencies anticipated in conjunction with the W.H.E.C. Acquisition.

    Certain historical data of W.H.E.C. have been reclassified on a pro forma basis to conform to First Community's classifications. The unaudited pro forma numbers of common shares outstanding, common shareholders' equity per share, weighted average number of shares (basic and diluted) and income (loss) per share (basic and diluted) are based on the share amounts for First Community plus the share amounts for W.H.E.C. multiplied by the W.H.E.C. exchange ratio of 0.2353 as provided by the merger agreement.

Note 17: PURCHASE PRICE AND FUNDING OF W.H.E.C. ACQUISITION

    The purchase price is based on issuing approximately 1,080,000 shares of First Community common stock. The price of First Community common stock on the acquisition date was $20.00 per share resulting in a total purchase price of approximately $21,600,000.

Note 18: ALLOCATION OF PURCHASE PRICE OF W.H.E.C. ACQUISITION

    The purchase price of W.H.E.C. has been allocated as follows (in thousands):

Cash and cash equivalents	$18,844
Time deposits in financial institutions	450
Securities	30,127
Net loans	85,909
Goodwill	13,471
Premises and equipment	1,268
Other assets	4,667
Deposits	(129,042)
Other liabilities	(4,094)

Total purchase price	$21,600

    In allocating the purchase price, the following adjustments were made to W.H.E.C.'s historical amounts. Other liabilities were increased by $2,957,000, representing the estimated merger costs. Other assets were increased by $651,000, representing the tax effects of the estimated merger costs. Substantially all of other assets and liabilities are either variable rate or short-term in nature and fair market value adjustments were considered to be immaterial to the financial presentation. These preliminary purchase price adjustments are subject to further refinement, including the determination of a core deposit premium.

Note 19: MERGER COSTS OF W.H.E.C.

    The unaudited pro forma condensed financial data reflect First Community's and W.H.E.C.'s respective management's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $2,957,000 ($2,306,000 net of taxes, computed using the combined federal and state tax rate of 42%) expected to be incurred in connection with the W.H.E.C. merger. While a portion of these costs may be required to be recognized over time, the current estimate of these cots has been recorded in the pro forma combined balance sheets in order to disclose the aggregate effect

F–17

of these activities on First Community's pro forma combined financial position. The estimated aggregate costs include the following:

Employee costs	$981,000
Conversion costs	400,000
Other costs	170,000

1,551,000
Tax benefits	651,000

Investment banking and other professional fees	1,406,000

$2,306,000

    These cost estimates are forward-looking. While the costs represent management's current estimate of merger costs that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final merger and integration by various of First Community's and W.H.E.C.'s task forces and integration committees. Readers are cautioned that the completion of the merger and integration plan and the resulting management plans detailing actions to be undertaken to effect the merger and resultant integration of operations will impact these estimates; the type and amount of costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE 20: KEY TO PRO FORMA ADJUSTMENTS OF W.H.E.C. ACQUISITION

    Summarized below are the pro forma adjustments necessary to reflect the acquisition of W.H.E.C. based on the purchase method of accounting:

aaaa)	Reflect goodwill resulting from the purchase method of accounting. See note 18.
bbbb)	Reflect the deferred tax asset to the deductible merger costs. See note 19.
cccc)	Adjust liabilities for accrued merger costs. See note 19.
dddd)	Reflect issuance of common stock to W.H.E.C. shareholders
eeee)	Eliminate W.H.E.C. additional paid-in capital.
ffff)	Eliminate W.H.E.C. retained earnings
gggg)	Eliminate W.H.E.C. unrealized gain on securities available-for-sale

F–18

First Charter Bank, N.A.

Consolidated Balance Sheets

(Dollars in thousands)

Unaudited

	September 30, 2001	December 31, 2000
Assets
Cash & due from banks	$12,336	$12,385
Federal funds sold	23,042	—

Cash & cash equivalents	35,378	12,385
Investment securities available for sale	25,768	42,299
Loans	62,960	73,807
Less allowance for loan losses	(1,119)	(1,109)

Net loans	61,841	72,698
Premises and equipment, net	290	734
Other real estate owned	1,288	1,296
Merchant portfolio valuation ("Goodwill")	—	882
Accrued interest receivable & other assets	2,418	3,038

Total Assets	$126,983	$133,332

Liabilities & stockholders' equity
Deposits:
Demand	$34,920	$34,909
Savings, NOW & Money Market	37,748	33,813
Time deposits $100,000 & over	16,649	13,660
Time deposits under $100,000	21,428	28,849

Total deposits	110,745	111,231
Federal Home Loan Bank Advances	6,000	11,000
Accrued interest payable & other liabilities	909	1,137

Total liabilities	117,654	123,368
Stockholders' equity
Preferred stock, authorized—500,000 shares; issued and outstanding—110,000 shares	5,045	5,045
Common stock, par value $0.076;
Authorized shares—88,000,000 Issued and outstanding—2,289,779 shares	174	174
Surplus	12,439	12,439
Accumulated deficit	(8,554)	(7,486)
Accumulated other comprehensive income (loss)	225	(208)

Total stockholders' equity	9,329	9,964

Total liabilities and stockholders' equity	$126,983	$133,332

The accompanying notes are an integral part of these statements.

F–19

First Charter Bank, N.A.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Dollars in thousands, except for per share earnings)
Unaudited

	Three month period ended September 30,		Nine month period ended September 30,
	2001	2000	2001		2000
Interest income:
Loans & fees	$1,275	$1,372	$4,384		$4,093
Investment securities:
Available for sale	282	421	1,076		1,252
Other	21	—	43		—

	303	421	1,119		1,252
Federal funds sold	231	237	509		402
Dividends from FRB stock	11	6	38		14

Total interest income	1,820	2,036	6,050		5,761
Interest expense:
Time certificates of deposit $100,000 or more	237	187	735		500
Other deposits	607	771	2,109		2,034
Other interest expense	98	—	301		1

Total interest expense	942	958	3,145		2,535

Net interest income before provision for loan losses	878	1,078	2,905		3,226
Provision (credit) for loan losses	—	(75)	—		(205)

Net interest income	878	1,153	2,905		3,431
Noninterest income:
Service charges on deposit accounts	37	22	123		114
Realized gain on sale of securities	—	—	—		5
Other, net	1,241	300	1,495		855

Total noninterest income	1,278	322	1,618		974
Noninterest expense:
Employee expenses	463	559	1,474		1,627
Occupancy	162	153	476		461
Furniture & equipment	90	103	277		331
Business development	24	42	112		117
Professional services	537	94	1,246		404
Office supplies	10	17	35		52
Other expenses	137	116	402		372
Other services	98	95	302		284
Other real estate owned	5	5	15		89
Operating losses (recoveries)	125	4	178		(19)

Total noninterest expense	1,651	1,188	4,517		3,718

Earnings before taxes	505	287	6		687
Income tax expense	—	—	1		1

Net income from continuing operations	505	287	5		686
Discontinued operations:
Income (loss) from operations of discontinued merchant card processing (net of income taxes)	—	55	(948)		220
Loss on disposal of merchant card processing, including provision for operation losses during phase-out period (net of income taxes)	29	—	(125)		—

Net income (loss) from discontinued operations	29	55	(1,073)		220

Net income (loss)	534	342	(1,068)		906
Preferred dividends	—	165	—		495

Net income available to common	534	177	(1,068)		411
Other comprehensive income (loss), net of income taxes	144	273	433		139

Comprehensive income (loss)	$678	$450	$(635)		$550

Income (loss) per share:
Basic
From continuing operations	$0.22	$0.05	$0.00		$0.08
From discontinued operations	0.01	0.03	(0.47)		0.10

Basic earnings (loss) per share	$0.23	$0.08	$(0.47)		$0.18

Diluted
From continuing operations	$0.007	$0.004	$0.000		$0.009
From discontinued operations	0.000	0.001	(0.47	)(*)	0.003

Diluted earnings (loss) per share	$0.007	$0.005	$(0.47	)(*)	$0.012

(*)
Effect is anti-dilutive

The accompanying notes are an integral part of these statements.

F–20

First Charter Bank, N.A.
Consolidated Statements of Cash Flows
(Dollars in thousands)
Unaudited

	Nine Month Period Ended September 30,
	2001	2000
Cash flows from operating activities
Net earnings from continuing operations	$5	$686
Reconcilement of net earnings to net cash from operations:
Provision for losses on other real estate owned	—	60
Credit for loan losses	—	(205)
Gain on sale of branch lease	(1,500)	—
Write down of leaseholds from lease stock	280	—
Amortization of deferred loan fees and costs	228	330
Amortization of premiums and (discounts) on investment securities	(36)	(7)
Net gains on sales of securities available for sale	—	(5)
Net losses from sales of other real estate owned	—	6
Depreciation, amortization and write down of fixed and other assets	205	223
Decrease (increase) in accrued interest receivable and other assets	1,187	(26)
Decrease in accrued interest payable and other liabilities	(63)	(33)

Net cash provided by continuing operations	306	1,029
Net cash provided by (used in) discontinued operations	(1,073)	220

Net cash provided by (used in) operating activities	(767)	1,249
Cash flows from investing activities
Purchases of securities available for sale	(19,061)	(3)
Proceeds from sales of securities available for sale	410	2,618
Proceeds from maturities of securities available for sale	35,939	681
Proceeds from sale of other real estate owned	8	379
Decrease (increase) in loans, net	10,629	(2,557)
Proceeds from sale of branch lease	1,500	—
Purchase of premises and equipment	(14)	(89)
Proceeds from disposal of fixed assets	—	3

Net cash provided by investing activities	27,411	1,032
Cash flows from financing activities
Increase in demand, savings, NOW and money market accounts, net	3,946	5,549
Increase (decrease) in time deposits, net	(4,432)	2,845
Decrease in other borrowings	(5,000)	—
Dividends paid	(165)	(495)

Net cash provided by financing activities	(5,651)	7,899

Increase in cash and cash equivalents	22,993	10,180
Cash and cash equivalents, beginning of period	12,385	12,494

Cash and cash equivalents, end of period	$35,378	$22,674

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest:	$3,096	$2,568

Supplemental disclosure of noncash financing and investing activities:
Net decrease (increase) of unrealized losses on securities available for sale	$722	$139

The accompanying notes are an integral part of these statements.

F–21

FIRST CHARTER BANK, N.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—BASIS OF PRESENTATION

    In the opinion of management, the unaudited consolidated financial statements of First Charter Bank, N.A. (the "Bank") at September 30, 2001 and December 31, 2000, and for the three and nine months ended September 30, 2001 and 2000, reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation. The results of operations for the three and nine month period ended September 30, 2001 are not necessarily indicative of operating results that may be expected for any other interim period or for the full year. These statements also include the operating results and financial condition of the Bank's wholly owned subsidiary, First Charter Merchant Card Consulting Services, Inc.

Note 2—INCOME (LOSS) PER SHARE

    Income (loss) per share is computed using the weighted average number of shares of common stock outstanding. The weighted average number of shares used to compute basic earnings per share was 2,289,779 for the three and nine-month periods ended September 30, 2001 and September 30, 2000.

    On a diluted basis, and giving effect to full conversion of preferred stock, the weighted average number of shares used to compute diluted earnings per share was 74,658,200 for the three and nine-month periods ended September 30, 2000 only. The convertible preferred stock was not included in the computation of diluted loss per share for 2001 since it would have resulted in an antidilutive effect.

Note 3—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. As of September 30, 2001, the Bank had $23,771,000 in unused commitments to extend credit and $771,000 in standby letters of credit. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is equivalent to the contractual or notional amount of those instruments.

    The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. When collateral is taken, the general policy is to secure loans by assets or stock of the borrower. Loans are expected to be repaid from cash flow or proceeds from sale of selected assets from the borrower.

    The Bank has a concentration of credit risk with customers in the greater Los Angeles area.

Note 4—REGULATORY MATTERS

    Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines which compare different levels of capital (as defined by such guidelines) to risk-weighted assets and off-balance sheet obligations. Banks are required to maintain a minimum total risk-based capital ratio of 8.00% of which at least 4.00% must be Tier 1 capital. However, under the terms of the June 2001 formal agreement between the Bank and the Comptroller of the Currency, the Bank is

F–22

required to meet and maintain a Tier 1 capital of at least 10.00% of risk-weighted assets and Tier 1 capital of at least 7.00% of adjusted total assets (leverage ratio). As of September 30, 2001, the Bank's Tier 1 risk-based capital ratio was 10.79% and the leverage ratio was 6.51%. The Bank's total Tier 1 and Tier 2 risk-based capital ratio was 12.05%.

    As the Bank's principal regulator, the Office of the Comptroller of the Currency examines and evaluates the financial condition, operations and policies and procedures of nationally chartered banks on a regular basis as part of its legally prescribed oversight responsibilities. In April 2001, the Comptroller of the Currency completed its examination of the Bank as of January 22, 2001, and advised the Bank of concerns regarding the declining earnings of the Bank, deterioration in profitability of the Bank related primarily to the Bank's merchant card processing activities, and the management and board supervision of the Bank. The Comptroller further advised the Bank that it had designated the Bank as a "troubled institution" and subject to certain provisions of the Financial Institutions Reform, Recovery and Enforcement Act of 1989. As such, the Bank must provide the Comptroller prior notice of any change in its directors and senior officers.

    As a result of the examination, the Bank entered into a formal written agreement in June 2001 with the Comptroller contemplating certain remedial action. Under the terms of the formal agreement, the Bank has agreed to (a) establish a Compliance Committee with responsibility for monitoring and coordinating the Bank's adherence to the formal agreement; (b) develop and implement programs regarding the supervision and control of the Bank's credit card merchant account program, including enhancement of management information systems and oversight of independent sales organizations and other service provider agreements; (c) adopt and implement a three-year strategic plan setting objectives for the Bank's risk profile, earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, product line development and market segments; (d) develop and implement a written profit plan to improve and sustain the earnings of the Bank; (e) develop and implement a written program to reduce the Bank's interest rate risk exposure; (f) meet and maintain a Tier 1 capital of at least 10.00% of risk-weighted assets and Tier 1 capital of at least 7.00% of adjusted total assets and develop, implement and thereafter insure the Bank's adherence to a three-year capital program, (g) correct certain violations of law identified in the Examination Report; (h) adopt a conflict of interest policy; and (i) adopt and implement a written program to strengthen credit risk management systems. The Bank has further agreed to take all necessary steps to ensure that management corrects any violation of law, rule or regulation cited by the National Bank Examiner in the current and in future Reports of Examination. The Compliance Committee was appointed on April 17, 2001 and consists of Joan Berlin, Irv White, and James Brewer. Upon the sale of the merchant card processing division, those articles of the formal agreement related to this division were automatically terminated.

Note 5—DISCONTINUED OPERATIONS

    In April and May of 2001, the Bank sold its entire merchant card processing portfolio and effectively ended its involvement in the merchant card processing business. On April 18, 2001, the Bank sold all of its rights and interest in and to the portfolio of merchant accounts for the sum of $140,000 in cash to an unrelated third party. On May 30, 2001, a second unrelated third party acquired certain assets and assumed certain liabilities of the Bank's merchant card processing portfolio for a purchase

F–23

price of $275,000 in cash. Among the liabilities assumed was approximately $700,000 in potential termination fees under data processing contracts. The sale of the merchant card processing operation has been reflected in the financial statements as a discontinued operation and costs associated with the operation have been projected through the date of disposition and accrued for from the measurement date. The remaining assets of the merchant card processing operation totaled $882,000 at December 31, 2000, which is primarily related to the goodwill. During the first nine months of fiscal year 2001, the Bank recorded a loss from discontinued operations of $1,073,000, including the write-off of goodwill.

Note 6—COMMITMENTS

    First Charter Bank leases certain office facilities from unaffiliated parties under two non-cancellable operating leases. As described in Note 7 the Bank agreed to an early termination of the lease for the West Los Angeles office. As of September 30, 2001, the approximate future minimum lease rentals payable under non-cancellable operating leases for premises are as follows:

Year ended December 31,	Amount
(Dollars in thousands)
2001	$76
2002	304
2003	304
2004	304
2005	304
Thereafter	608

Total minimum payments required	$1,900

Note 7—LEASE TERMINATION

    The Bank terminated its lease for the West Los Angeles office on August 8, 2001. The Bank received $1,400,000 of consideration and recorded $300,000 in costs, including the writing down of $285,000 in leasehold improvements which is recorded in other income.

Note 8—MERGER

    On October 8, 2001, the Bank merged (the "First Charter Merger") with and into First Community Bancorp, with First Community Bancorp as the surviving entity. The First Charter Merger was consummated pursuant to the terms of an Agreement and Plan of Merger, dated as of May 22, 2001, by and between First Community Bancorp, the Bank and First Professional, as amended July 19, 2001 (the "First Charter Merger Agreement").

    Pursuant to the First Charter Merger Agreement, each issued and outstanding share of common stock of the Bank prior to the First Charter Merger (other than as provided in the First Charter Agreement) was converted into the right to receive 0.008635 shares of First Community Bancorp Common Stock. Upon consummation of the First Charter Merger, First Community Bancorp issued approximately 661,609 shares of First Community Bancorp Common Stock to former holders of First Charter Common Stock, and as a result, the former shareholders of First Charter Common Stock own

F–24

shares of First Community Bancorp Common Stock representing approximately 13.3% of the outstanding shares of First Community Bancorp Common Stock.

Note 9—NEW ACCOUNTING PRONOUNCEMENTS

    SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures. The Bank adopted SFAS 140 effective December 31, 2000 for disclosures relating to securitization transactions and collateral, and effective April 1, 2001 for transfers and servicing of financial assets and extinguishments of liabilities. Adoption of SFAS 140 did not have a material impact to the Bank's consolidated financial statements.

    SFAS 141 and SFAS 142 statements eliminate the "pooling of interests" method of accounting, except for business combinations initiated prior to July 1, 2001. They require that the acquirer's cost for an acquisition be allocated among the various assets acquired, in proportion to their relative fair market values, and any unallocated cost is assigned to the "residue," or goodwill. Certain intangible assets that are determined to have an indefinite useful life shall not be amortized. Additionally, goodwill shall no longer be amortized, but will be tested for impairment at least annually.

    These two statements must be adopted in fiscal years beginning after December 15, 2001. The Bank is currently analyzing the potential impact of the implementation of SFAS 141 and SFAS 142 to its financial statements upon adoption on January 1, 2002. The potential merger with First Community Bancorp was initiated prior to July 1, 2001, therefore, adoption of these two pronouncements is not expected to have material impact to the Bank's consolidated financial statements.

    In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations", which requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. It also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset and to depreciate the cost over the life of the asset. The liability is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. We are currently evaluating the impact that adopting the provisions of SFAS 143 will have on our results of operations and financial positions.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For long-lived assets to be held and used, SFAS 144 retains the requirement of SFAS 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. For long-lived assets to be disposed of other than by sale, SFAS 144 requires such assets be considered held and used until disposed of. In addition, SFAS 144 changes the measurement and broadens the presentation of discontinued operations. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact, if any, of adoption of this statement.

F–25

Pacific Western National Bank

September 30, 2001

INDEX—Interim Financial Information

F–26

Pacific Western National Bank

Condensed Statements of Condition

(Unaudited—Dollar Amounts in Thousands)

	September 30, 2001	December 31, 2000
Cash and Due From Bank	$12,016	$12,188
Federal Funds Sold	40,000	2,800

TOTAL CASH AND CASH EQUIVALENTS	52,016	14,988
Investment Securities, net	18,727	5,504
Loans	185,100	165,835
Allowance for Loan Losses	(1,960)	(1,791)

NET LOANS	183,140	164,044
Premises and Equipment, net	3,290	2,720
Federal Reserve and Federal Home Loan Bank Stock, at Cost	348	262
Accrued Interest and Other Assets	2,935	2,693

	$260,456	$190,211

Noninterest-Bearing Deposits	$38,356	$33,456
Interest-Bearing Deposits	202,084	138,154

TOTAL DEPOSITS	240,440	171,610
Accrued Interest and Other Liabilities	1,087	939

TOTAL LIABILITIES	241,527	172,549
Common Shares	1,536	1,463
Paid-in Capital	5,860	4,987
Retained Earnings	11,472	11,208
Accumulated Other Comprehensive Income	61	4

TOTAL SHAREHOLDERS' EQUITY	18,929	17,662

	$260,456	$190,211

The accompanying notes are an integral part of the financial statements.

F–27

Pacific Western National Bank

Condensed Statements of Income

(Unaudited—Dollar Amounts in Thousands, Except Per Share Data)

	For the Nine Months Ended September 30,
	2001	2000
Interest Income	$14,930	$12,660
Interest Expense	5,871	3,990

Net Interest Income	9,059	8,670
Provision for Loan Losses	930	720

Net Interest Income After Provision for Loan Losses	8,129	7,950
Noninterest Income	1,032	911
Noninterest Expense	7,097	6,401

Income Before Taxes	2,064	2,460
Income Taxes	852	1,010

Net Income	$1,212	$1,450

Per Share Data:
Net Income—Basic	$1.32	$1.57
Net Income—Diluted	$1.27	$1.54

The accompanying notes are an integral part of the financial statements.

F–28

Pacific Western National Bank

Condensed Statements of Changes in Shareholders' Equity

(Unaudited—Dollar Amounts in Thousands)

	Shares	Common Stock	Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income
January 1, 2000	835,698	$1,394	$4,191		$9,955	$(3)
Five Percent Stock Dividend	41,706	69	796		(865)
Cash Paid in Lieu of Fractional Shares					(2)
Comprehensive Income
Unrealized Gain on Securities Available for Sale, Net of Taxes				$7		7
Net Income				2,120	2,120

Comprehensive Income				$2,127

December 31, 2000	877,404	1,463	4,987		11,208	4
Five Percent Stock Dividend	43,781	73	873		(946)
Cash Paid in Lieu of Fractional Shares					(2)
Comprehensive Income
Unrealized Gain on Securities Available for Sale, Net of Taxes				$57		57
Net Income				1,212	1,212

Comprehensive Income				$1,269

September 30, 2001	921,185	$1,536	$5,860		$11,472	$61

The accompanying notes are an integral part of the financial statements.

F–29

Pacific Western National Bank

Condensed Statements of Cash Flows

(Unaudited—Dollar Amounts in Thousands)

	For the Nine Months Ended September 30,
	2001	2000
OPERATING ACTIVITIES
Net Income	$1,212	$1,450
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Depreciation and Amortization	484	420
Provision for Loan Losses	930	720
Other Items—Net	(94)	(1,112)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,532	1,478
INVESTING ACTIVITIES
Purchases of Investment Securities	(21,353)	—
Sale and Maturities of Investment Securities	8,187	1,698
Net Decrease (Increase) in Federal Reserve and Home Loan Bank Stock	(86)	326
Net Change in Loans	(20,026)	(13,320)
Proceeds From Sale of Bank Premises and Equipment	—	965
Purchase of Premises and Equipment	(1,054)	(826)

NET CASH USED BY INVESTING ACTIVITIES	(34,332)	(11,157)
FINANCING ACTIVITIES
Net Increase in Deposits	68,830	29,817
Net Change in Other Borrowings	—	(3,500)
Cash Paid in Lieu of Fractional Shares	(2)	(2)

NET CASH PROVIDED BY FINANCING ACTIVITIES	68,828	26,315

INCREASE IN CASH AND CASH EQUIVALENTS	37,028	16,636
Cash and Cash Equivalents at Beginning of Period	14,988	8,178

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$52,016	$24,814

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest Paid	$5,896	$4,148

Income Taxes Paid	$1,072	$1,218

The accompanying notes are an integral part of the financial statements.

F–30

Pacific Western National Bank

Notes to Financial Statements

Note 1—Basis of Presentation and Management Representation

    The accompanying financial information has been prepared in accordance with the Securities and Exchange Commission rules and regulations for quarterly reporting and therefore does not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles.

    Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial information for the nine-month period ended September 30, 2001 and 2000, reflects all adjustments, consisting only of normal recurring accruals and provisions, necessary for a fair presentation thereof.

Note 2—Earnings Per Share

    Effective December 31, 1997, the Bank adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." Accordingly, basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share also considers the number of shares issuable upon the assumed exercise of outstanding common stock options.

F–31

INDEPENDENT AUDITORS' REPORT

     Board of Directors and Shareholders
W.H.E.C., Inc. and Subsidiary

    We have audited the consolidated balance sheets of W.H.E.C., Inc. and Subsidiary ("the Company") as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H.E.C., Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

VAVRINEK, TRINE, DAY & CO., LLP

Laguna Hills, California
January 11, 2001

F–32

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 1999

	2000	1999
ASSETS
Cash and due from banks	$7,723,261	$6,401,169
Federal funds sold	30,545,000	17,235,000

Total cash and cash equivalents	38,268,261	23,636,169
Certificates of deposit	549,000	549,000
Investment securities—available for sale	8,789,386	8,857,184
Federal Reserve Bank stock, at cost	119,050	119,050
Loans—net	72,368,322	63,657,938
Bank premises and equipment—net	1,384,770	1,309,675
Accrued interest receivable	588,028	493,791
Cash surrender value of life insurance	2,328,266	2,233,076
Other assets	652,114	764,196

Total assets	$125,047,197	$101,620,079

LIABILITIES & SHAREHOLDER'S EQUITY
Deposits
Demand—non-interest bearing	$40,315,230	$33,466,072
Money market and NOW	45,339,239	28,507,634
Savings	3,777,358	3,705,478
Time certificates $100,000 or more	11,694,536	11,545,841
Other time certificates	14,228,292	16,358,739

Total deposits	115,354,655	93,583,764
Other liabilities	866,685	660,953

Total liabilities	116,221,340	94,244,717
Commitments and Contingencies—Note 4 and 12
Shareholders' equity
Common stock, $1.00 par value; 5,000,000 shares authorized, 4,015,341 shares issued and outstanding	4,015,341	4,015,341
Retained earnings	4,810,232	3,480,534
Accumulated other comprehensive income—unrecognized income (loss) on available-for-sale securities, net of taxes of $197 in 2000 and $83,747 in 1999	284	(120,513)

Total shareholders' equity	8,825,857	7,375,362

	$125,047,197	$101,620,079

The accompanying notes are an integral part of these financial statements.

F–33

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2000 and 1999

	2000	1999
Interest income:
Loans	$7,369,981	$6,130,649
Investment securities	441,683	457,839
Federal funds sold	1,005,035	542,297
Deposits with financial institutions	31,950	30,605

Total interest income	8,848,649	7,161,390
Interest expense:
Time certificates of deposit of $100,000 or more	610,352	468,255
Other deposits	1,765,161	1,107,811

Total interest expense	2,375,513	1,576,066

Net interest income	6,473,136	5,585,324
Provision for loan losses	125,000	118,000

Net interest income after provision for loan losses	6,348,136	5,467,324
Noninterest income:
Service charges on deposit accounts	892,483	906,445
Gain on sale of SBA loans	—	181,852
Gain on sale of mortgage loans	30,843	122,093
Gain on sale of other real estate owned	—	144,804
Dividends on cash surrender value life insurance	109,829	115,374
Other	360,697	388,905

	1,393,852	1,859,473
Noninterest expense:
Compensation and employee benefits	3,246,497	3,298,652
Occupancy expense of bank premises	620,629	558,480
Equipment expenses	303,830	287,693
Other administrative	1,375,944	1,502,493

	5,546,900	5,647,318

Income before income tax provision	2,195,088	1,679,479
Income tax provision	865,390	628,060

NET INCOME	$1,329,698	$1,051,419

Per share data:
Net income—basic	$0.33	$0.26

Net income—diluted	$0.31	$0.25

The accompanying notes are an integral part of these financial statements.

F–34

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2000 and 1999

	Common Stock
					Accumulated Other Comprehensive Income
	Number of Shares	Amount	Comprehensive Income	Retained Earnings		Total
Balance at January 1, 1999	4,015,341	$4,015,341		$2,429,115	$45,543	$6,489,999
Comprehensive Income:
Net income			$1,051,419	1,051,419		1,051,419
Net unrealized loss on available-for-sale securities, net of taxes of $115,396			(166,056)		(166,056)	(166,056)

Total Comprehensive Income			$885,363

Balance at December 31, 1999	4,015,341	4,015,341		3,480,534	(120,513)	7,375,362
Comprehensive Income:
Net income			$1,329,698	1,329,698		1,329,698
Net unrealized appreciation on available-for-sale securities, net of taxes of $83,944			120,797		120,797	120,797

Total Comprehensive Income			$1,450,495

Balance at December 31, 2000	4,015,341	$4,015,341		$4,810,232	$284	$8,825,857

The accompanying notes are an integral part of these financial statements.

F–35

W.H.E.C., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000 and 1999

	2000	1999
Cash flows from operating activities:
Net income	$1,329,698	$1,051,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	278,490	249,682
Provision for loss on Other Real Estate Owned	—	36,663
Provision for loan losses	125,000	118,000
Gain on sales of loans	(30,843)	(303,945)
Gain on sale of other real estate owned	—	(144,804)
Deferred income taxes	(158,000)	(147,000)
Net increase in cash surrender value life insurance	(95,190)	(105,835)
Changes in operating assets and liabilities:
Accrued interest receivable	(94,237)	(127,515)
Other assets	228,125	62,955
Other liabilities	229,732	251,276

Net cash provided by operating activities	1,812,775	940,896
Cash flows from investing activities:
Net increase in certificates of deposit	—	(5,000)
Purchases of available-for-sale investment securities	—	(4,107,031)
Proceeds from maturities and calls of issuer of availability-for-sale investment securities	206,552	1,448,134
Net (Purchase) proceeds from FRB stock	—	67,000
Net increase in loans made to customers	(8,804,541)	(8,398,369)
Proceeds from sale of Other Real Estate Owned	—	228,419
Capital expenditures	(353,585)	(697,870)

Net cash used for investing activities	(8,951,574)	(11,464,717)
Cash flows from financing activities:
Net increase in demand and savings deposits	23,752,643	1,065,355
Net increase (decrease) in time deposits	(1,981,752)	8,286,835

Net cash provided by financing activities	21,770,891	9,352,190

Net increase (decrease) in cash and cash equivalents	14,632,092	(1,171,631)
Cash and cash equivalents at beginning of year	23,636,169	24,807,800

Cash and cash equivalents at end of year	$38,268,261	$23,636,169

Cash paid during the year for:
Interest	$2,358,757	$1,566,320
Income taxes	$934,080	$755,512

The accompanying notes are an integral part of these financial statements.

F–36

W.H.E.C., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000 and 1999

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Details of Consolidation

    The financial statements include the accounts of W.H.E.C., Inc. (the "Company") and Capital Bank of North County. W.H.E.C., Inc. has no significant business operations other than holding the stock of Capital Bank of North County.

Nature of Operations

    Capital Bank of North County (the "Bank") has been organized and operates as a single reporting segment and operates five branches and one loan production office in San Diego County. The Bank's principal lines of business are real estate, commercial and SBA guaranteed loans. The Bank's commercial loan portfolio is diverse as to the industries represented. The real estate portfolio includes credits to many different borrowers for a variety of projects and for residential real estate.

Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks

    Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2000.

    The Bank maintains amounts due from banks, which exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Investment Securities

    Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

    Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the

F–37

interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Loans Held for Sale

    Mortgage and SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans

    Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

    Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

    The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

    For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for loan losses that otherwise would be reported.

Allowance for Loan Losses

    The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

    Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

F–38

Other Real Estate Owned

    Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations and additions to the valuation allowance are included in other expenses.

Income Taxes

    Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments

    In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Disclosure About Fair Value of Financial Instruments

    SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Bank's estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies.

    However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Bank could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes.

Comprehensive Income

    Beginning in 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

F–39

Earnings Per Shares (EPS)

    Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Reclassifications

    Certain reclassifications were made to prior years' presentations to conform to the current year. These classifications are of a normal recurring nature.

Current Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended in 2000 by SFAS No. 138). This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard was originally effective for 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133". This Statement establishes the effective date of SFAS No. 133 for 2001. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

F–40

NOTE 2—INVESTMENTS

    Debt and equity securities have been classified in the statements of condition according to management's intent. The carrying amount of securities and their approximate fair value at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale:
December 31, 2000
US Treasury securities and obligations of US government	$5,048,083	$9,094	$2,284	$5,054,893
Municipalities	3,725,559	7,797	13,822	3,719,534
Mortgage-backed securities	15,264	—	305	14,959

Total securities available-for-sale	$8,788,906	$16,891	$16,411	$8,789,386

December 31, 1999
US Treasury securities and obligations of US government	$5,234,107	$—	$124,210	$5,109,897
Municipalities	3,780,308	705	80,285	3,700,728
Mortgage-backed securities	47,029	—	470	46,559

Total securities available-for-sale	$9,061,444	$705	$204,965	$8,857,184

    Investment securities carried at approximately $7,655,000 and $6,890,000 at December 31, 2000 and December 31, 1999, respectively, were pledged to secure public deposits and other purposes as required by law.

    The amortized cost and estimated market value of debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
Available-for-sale:
Due in one year or less	$2,123,577	$2,125,390
Due in one year through five years	6,650,065	6,649,037
Mortgage-backed securities	15,264	14,959

	$8,788,906	$8,789,386

NOTE 3—LOANS

    The Bank's loan portfolio consists primarily of loans to borrowers within San Diego County in Southern California. Although the Bank seeks to avoid concentrations of loans to a single industry or

F–41

based upon a single class of collateral, commercial and industrial loans are among the principal industries in the Bank's market area, and as a result, the Bank's loan portfolio and related collateral are, to some degree, concentrated in those industries.

    Loans consist of the following:

	December 31,
	2000	1999
Real estate loans:
Construction	$13,135,824	$12,267,035
Other	24,254,107	19,741,954
Commercial and industrial loans	33,275,771	29,779,979
Consumer and other	2,717,197	2,819,160

	73,382,899	64,608,128
Less allowance for loans losses	(838,678)	(691,658)
Less deferred loan fees	(175,899)	(258,532)

	$72,368,322	$63,657,938

    Activity in the allowance for loan losses is as follows:

	Year ended December 31,
	2000	1999
Balance at beginning of year	$691,658	$558,552
Provision for loan losses charged to expense	125,000	118,000
Loans charged off	—	(18,694)
Recoveries	22,020	33,800

Balance at end of year	$838,678	$691,658

    The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon as of December 31:

	2000	1999
Recorded investment in impaired loans	$12,000	$137,000

Related allowance for loan losses	$3,300	$5,000

Average recorded investment in impaired loans	$98,000	$137,000

Interest income recognized for cash payments	None	None

F–42

    The Bank also originates loans for sale to governmental agencies and institutional investors. At December 31, 2000 and 1999, the Bank was servicing approximately $12,957,000 and $15,896,000, respectively in loans previously sold.

NOTE 4—BANK PREMISES AND EQUIPMENT

    Bank premises and equipment consist of the following:

	December 31,
	2000	1999
Leasehold improvements	$989,808	$859,241
Furniture, fixtures and equipment	1,338,159	1,348,352

	2,327,967	2,207,593
Less accumulated depreciation and amortization	(943,197)	(897,918)

Total	$1,384,770	$1,309,675

    The Bank leases its facilities under non-cancelable operating leases expiring through 2011. Rent expense was $393,148 and $367,826 for 2000 and 1999, respectively.

    At December 31, 2000, the future minimum annual payments for these leases are as follows:

Year	Amount
2001	$412,000
2002	412,000
2003	404,000
2004	261,000
2005	167,000
Thereafter	548,000

$2,204,000

NOTE 5—DEPOSITS

    At December 31, 2000, the scheduled maturities of time deposits are as follows:

2001	$24,274,303
2002 to 2003	1,547,074
Thereafter	101,451

$25,922,828

F–43

W.H.E.C., INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2000 and 1999

NOTE 6—OTHER ADMINISTRATIVE EXPENSES

    Other administrative expenses are as follows:

	2000	1999
Promotional expenses	$348,992	$281,835
Data processing	302,738	432,944
Telephone and postage	152,160	152,055
Professional fees	147,153	109,037
Stationery and supplies	83,035	106,437
Insurance	66,481	56,466
Other	275,385	363,719

	$1,375,944	$1,502,493

NOTE 7—INCOME TAXES

    The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2000	1999
Taxes—current
Federal	$749,239	$562,680
State	274,151	212,380

Total current	1,023,390	775,060
Deferred taxes	(158,000)	(147,000)

Total income tax expense	$865,390	$628,060

    A comparison of the federal statutory income tax rates to the effective income tax rates follows:

	2000		1999
	Amount	Rate	Amount	Rate
Federal tax rate	$746,330	34.0%	$571,023	34.0%
California franchise taxes, net of federal tax benefit	153,945	7.0%	115,659	6.9%
Tax savings from exempt loan and investment income	(48,498)	(2.2)%	(52,173)	(3.1)%
Other items—net	13,613	0.6%	(6,449)	(0.4)%

	$865,390	39.4%	$628,060	37.4%

F–44

    The tax effected temporary differences giving rise to the deferred tax assets and liabilities at December 31, are as follows:

	2000	1999
Deferred tax assets:
Allowance for loan losses	$213,000	$162,000
Deferred compensation	294,000	206,000
California franchise tax	93,000	73,000
Market value adjustment on investment securities	—	84,000
Other	64,000	96,000

	664,000	621,000
Less deferred tax liabilities:
Accumulated depreciation	56,000	52,000
Accrual to cash adjustments	—	34,000
Other	—	1,000

	56,000	87,000

Net deferred tax asset	$608,000	$534,000

NOTE 8—STOCK OPTION PLAN

    Employees and Directors of the Company are eligible to participate in two fixed option plans. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its participation in these plans. Accordingly, no compensation cost has been recognized. Had compensation costs for these plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the impact would not have materially affected net income.

    The Company has an expired stock option plan under which options were previously granted to key employees. Options were granted at prices equal to at least 100% of the market price of the shares at date of grant and are exercisable at time of grant. No further grants may be made under the plan at this time, however existing options may be exercised.

    In December 1997, the Company adopted a stock option plan (the 1997 plan). Under the terms of this plan, directors are granted nonqualified stock options and employees may be granted either nonqualified or incentive stock options. Options to purchase 383,100 shares of common stock are available for grant at a price not less than 100% of the fair market value of the Parent's stock on the date of grant. All options expire no later than ten years from the date of grant.

    In November 2000 the shareholders approved a new 2000 Stock Option Plan. The terms of the 2000 Plan are substantially the same as those of the 1997 Plan. 50,000 options are available for future grants under the 2000 Plan.

    The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; risk-free rates of 6.0% and 5.0% for 2000 and 1999 respectively, volatility of 0% and expected lives of 10 years. The weighted-average fair value of options granted during 2000 and 1999 was $0.96 and $0.69 respectively.

F–45

    A summary of the status of the Company's participation in these plans as of December 31, 2000 and 1999 and changes during the years ending on those dates is presented below:

	2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	718,100	$1.21	680,600	$1.18
Granted	31,000	2.17	37,500	1.73
Forfeited	(7,500)	1.37	—

Outstanding at End of Year	741,600	1.25	718,100	1.21

    At December 31, 2000, all options were exercisable with a weighted-average exercise price of $1.25 and a weighted-average remaining contractual life of 6.0 years.

NOTE 9—EARNINGS PER SHARE (EPS)

    The following is a reconciliation of net income and shares outstanding to the income and number of share used to compute EPS:

	2000		1999
	Income	Shares	Income	Shares
Net Income as Reported	$1,329,698		$1,051,419
Shares Outstanding at Year End		4,015,341		4,015,341

Used in Basic EPS	1,329,698	4,015,341	1,051,419	4,015,341
Dilutive Effect of Outstanding Stock Options		314,107		226,199

Used in Dilutive EPS	$1,329,698	4,329,448	$1,051,419	4,241,540

NOTE 10—FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization

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of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

    The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

    The carrying amounts of cash, short term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks. The fair values of investment securities, including available-for-sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

    The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

    The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

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    The estimated fair value of financial instruments at December 31, 2000 and 1999 is summarized as follows: (dollar amounts in thousands)

	December 31,
	2000		1999
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$7,723	$7,723	$6,401	$6,401
Federal funds sold	30,545	30,545	17,235	17,235
Interest-bearing deposits	549	549	549	549
Investment securities, available for sale	8,789	8,789	8,857	8,857
Federal reserve bank stock	119	119	119	119
Loans, net	72,368	72,527	63,658	63,992
Cash value of life insurance	2,328	2,328	2,233	2,233
Financial Liabilities:
Deposits	115,355	115,385	93,596	93,580

NOTE 11—DEFERRED COMPENSATION BENEFITS

    In January 1996, the Bank established a deferred compensation plan for certain senior officers providing for fixed annual benefits ranging from $10,000 to $17,000 payable over 5 or 10 years in the event of death, full disability, or retirement at age 65. Under the Plan, participants defer a portion of their current compensation and the Bank provides a matching contribution. During the year ended December 31, 2000, the Bank's matching contribution was $22,395. This amount is charged to expense. Benefits will be funded by life insurance contracts purchased by the Bank.

    In March 1998, the Bank entered into retirement benefit agreements with certain officers providing for future benefits aggregating approximately $6,600,000, payable in equal annual installments for twenty years from the death or retirement dates of each participating officer. During 2000, $129,475 has been accrued in conjunction with these agreements. This amount is charged to expense. Benefits will be funded by life insurance contracts purchased by the Bank.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Credit Agreements

    The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank uses the same

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credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and other income-producing commercial properties.

    At December 31, 2000, the Bank had standby letters of credit of approximately $810,000 and commitments to extend credit of approximately $27,152,000. Management does not anticipate that any material losses will result from these commitments.

NOTE 13—REGULATORY MATTERS

    The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 2000 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well-capitalized, the Bank must maintain

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minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
	Actual		To Be Adequately Capitalized		To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:
Total Capital (to Risk-Weighted Assets)	$9,649	12.0%	$6,433	8.0%	$8,041	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$8,810	11.0%	$3,216	4.0%	$4,825	6.0%
Tier 1 Capital (to Average Assets)	$8,810	7.5%	$4,724	4.0%	$5,905	5.0%
As of December 31, 1999:
Total Capital (to Risk-Weighted Assets)	$8,170	11.8%	$5,546	8.0%	$6,933	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$7,478	10.8%	$2,773	4.0%	$4,160	6.0%
Tier 1 Capital (to Average Assets)	$7,478	7.5%	$3,984	4.0%	$4,980	5.0%

    The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank's undivided profits or the profits of the Bank's net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

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W.H.E.C., Inc. and Subsidiary

September 30, 2001

INDEX—Interim Financial Information

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W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Balance Sheets

(Unaudited—Dollar Amounts in Thousands)

	September 30, 2001	December 31, 2000
Cash and Due From Bank	$7,784	$7,723
Federal Funds Sold	11,060	30,545

TOTAL CASH AND CASH EQUIVALENTS	18,844	38,268
Certificates of Deposit	450	549
Investment Securities, net	30,008	8,789
Federal Reserve Bank Stock, at Cost	119	119
Loans	86,778	73,207
Allowance for Loan Losses	(869)	(839)

NET LOANS	85,909	72,368
Premises and Equipment, net	1,268	1,385
Cash Surrender Value of Life Insurance	2,401	2,328
Accrued Interest and Other Assets	1,615	1,241

	$140,614	$125,047

Noninterest-Bearing Deposits	$44,338	$40,315
Interest-Bearing Deposits	84,704	75,040

TOTAL DEPOSITS	129,042	115,355
Accrued Interest and Other Liabilities	1,137	866

TOTAL LIABILITIES	130,179	116,221
Common Shares	4,055	4,015
Retained Earnings	5,740	4,811
Accumulated Other Comprehensive Income	640	—

TOTAL SHAREHOLDERS' EQUITY	10,435	8,826

	$140,614	$125,047

The accompanying notes are an integral part of the financial statements.

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W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Statements of Income

(Unaudited—Dollar Amounts in Thousands, Except Per Share Data)

	For the Nine Months Ended September 30,
	2001	2000
Interest Income	$6,654	$6,371
Interest Expense	2,064	1,632

Net Interest Income	4,590	4,739
Provision for Loan Losses	35	30

Net Interest Income After Provision for Loan Losses	4,555	4,709
Noninterest Income	1,210	1,036
Noninterest Expense	3,993	4,201

Income Before Taxes	1,772	1,544
Income Taxes	630	633

Net Income	$1,142	$911

Per Share Data:
Net Income—Basic	$0.28	$0.23
Net Income—Diluted	$0.25	$0.21

The accompanying notes are an integral part of the financial statements.

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W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Statements of Changes in Shareholders' Equity

(Unaudited—Dollar Amounts in Thousands)

	Shares	Common Stock	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income
January 1, 2000	4,015,341	$4,015		$3,481	$(121)
Comprehensive Income
Unrealized Gain on Securities Available for Sale, Net of Taxes			$121		121
Net Income			1,330	1,330

Comprehensive Income			$1,451

December 31, 2000	4,015,341	4,015		4,811	—
Options exercised	37,500	40
Dividends				(213)
Comprehensive Income
Unrealized Gain on Securities Available for Sale, Net of Taxes			$640		640
Net Income			1,142	1,142

Comprehensive Income			$1,782

September 30, 2001	4,052,841	$4,055		$5,740	$640

The accompanying notes are an integral part of the financial statements.

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W.H.E.C., Inc. and Subsidiary

Condensed Consolidated Statements of Cash Flows

(Unaudited—Dollar Amounts in Thousands)

	For the Nine Months Ended September 30,
	2001	2000
OPERATING ACTIVITIES
Net Income	$1,142	$911
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Depreciation and Amortization	202	184
Provision for Loan Losses	35	30
Increase in Cash Surrender Value of Life Insurance	(73)	(298)
Other Items—Net	(174)	597

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,132	1,424
INVESTING ACTIVITIES
Decrease in Certificates of Deposit	99	—
Purchases of Investment Securities	(22,115)	—
Sale and Maturities of Investment Securities	1,536	164
Net Change in Loans	(13,576)	(9,593)
Purchase of Premises and Equipment	(85)	(303)

NET CASH USED BY INVESTING ACTIVITIES	(34,141)	(9,732)
FINANCING ACTIVITIES
Net Increase in Deposits	13,687	11,015
Exercise of options	40	—
Dividends paid	(142)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	13,585	11,015

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,424)	2,707
Cash and Cash Equivalents at Beginning of Period	38,268	23,636

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$18,844	$26,343

Supplemental Cash Flow Information:
Interest Paid	$2,089	$1,633

Income Taxes Paid	$730	$639

The accompanying notes are an integral part of the financial statements.

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W.H.E.C., Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1—Basis of Presentation and Management Representation

    The accompanying financial information has been prepared in accordance with the Securities and Exchange Commission rules and regulations for quarterly reporting and therefore does not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles.

    Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial information for the nine-month period ended September 30, 2001 and 2000, reflects all adjustments, consisting only of normal recurring accruals and provisions, necessary for a fair presentation thereof.

Note 2—Earnings Per Share

    Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." Accordingly, basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share also considers the number of shares issuable upon the assumed exercise of outstanding common stock options.

Note 3—Proposed Merger

    On November 12, 2001, the Company announced the signing of a definitive merger agreement ("the Agreement") whereby First Community Bancorp will acquire all of the outstanding common stock of the Company.

    The Agreement provides that the shareholders of the outstanding common shares will receive approximately 1.08 million shares of First Community Bancorp common stock for a total purchase price of approximately $21 million The merger is subject to standard conditions, including the approval of the shareholders of the Company and bank regulatory agencies. The transaction is expected to close in the second quarter of 2002.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following are the estimated expenses of the issuance of the Rights being registered, all of which will be paid by the Registrant:

Securities and Exchange Commission registration fee	$5,717
Printing, postage, and mailing	60,000
Legal fees and expenses	70,000
Accounting fees and expenses	70,000
Miscellaneous	44,283

Total	$250,000

Item 15. Indemnification of Directors and Officers

    Article Five of First Community's articles of incorporation provides that First Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. It also provides that First Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent's defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

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Item 16. Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 21, 2001 by and between Pacific Western National Bank and First Community Bancorp. The registrant agrees to furnish supplementally a copy of Exhibits A-C to the SEC upon request.*
4.1	Form of Subscription Warrant.
5.1	Opinion of Sullivan & Cromwell.
23.1	Consent of KPMG LLP, First Community Bancorp.
23.2	Consent of KPMG LLP, Professional Bancorp 2000.
23.3	Consent of KPMG LLP, Professional Bancorp 1998.
23.4	Consent of Sullivan & Cromwell (included within Exhibit 5.1).
23.5	Consent of Vavrinek, Trine, Day & Co., LLP.
23.6	Consent of Vavrinek, Trine, Day & Co., LLP (W.H.E.C., Inc.)
23.7	Consent of Moss Adams LLP.
23.8	Consent of Grant Thornton LLP.
24	Powers of Attorney.*
99.1	Form of Instruction Booklet.
99.2	Form of Notice of Guaranteed Delivery (attached as Exhibit A to Exhibit 99.1).
99.3	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4	Form of Nominee Holder Certification.
99.5	Form of Transmittal Letter to Holders of Common Stock.
99.6	Form of Letter of Transmittal to Holders of Common Stock whose addresses are outside the continental United States and Canada or who have A.P.O. or F.P.O. addresses.
99.7	Form of Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.

*
Previously filed.

Item 17. Undertakings.

    The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
  (i)
  To include any prospectus required by Section 10(a)(3) of The Securities Act of 1933;
  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed

II–2

      with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, that are incorporated by reference in this registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
  (4)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
  (5)
  Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Monica, state of California, on this 14th day of December, 2001.

FIRST COMMUNITY BANCORP
By:	/s/ MATTHEW P. WAGNER President, Chief Executive Officer and Acting Chief Financial Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on this 14th day of December, 2001 in the capacities indicated.

Signature	Title

* John M. Eggemeyer, III	Director and Chairman of the Board
/s/ MATTHEW P. WAGNER Matthew P. Wagner	President, Chief Executive Officer, Acting Chief Financial Officer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
* Harold W. Clark	Director
* Stephen Dunn	Director
* Barry C. Fitzpatrick	Director
* Robert E. Herrmann	Director
* Timothy B. Matz	Director

II–4

* Robert A. Schoelhorn	Director
* Robert A. Stine	Director
* Dale E. Walter	Director
* David S. Williams	Director

* Pursuant to Power of Attorney

By:	/s/ MATTHEW P. WAGNER Matthew P. Wagner Attorney-in-Fact

II–5

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 21, 2001 by and between Pacific Western National Bank and First Community Bancorp. The registrant agrees to furnish supplementally a copy of Exhibits A-C to the SEC upon request.*
4.1	Form of Subscription Warrant.
5.1	Opinion of Sullivan & Cromwell.
23.1	Consent of KPMG LLP, First Community Bancorp.
23.2	Consent of KPMG LLP, Professional Bancorp 2000.
23.3	Consent of KPMG LLP, Professional Bancorp 1998.
23.4	Consent of Sullivan & Cromwell (included within Exhibit 5.1).
23.5	Consent of Vavrinek, Trine, Day & Co. LLP.
23.6	Consent of Vavrinek, Trine, Day & Co., LLP (W.H.E.C., Inc.)
23.7	Consent of Moss Adams LLP.
23.8	Consent of Grant Thornton LLP.
24	Powers of Attorney.*
99.1	Form of Instruction Booklet.
99.2	Form of Notice of Guaranteed Delivery (attached as Exhibit A to Exhibit 99.1).
99.3	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4	Form of Nominee Holder Certification.
99.5	Form of Transmittal Letter to Holders of Common Stock.
99.6	Form of Letter of Transmittal to Holders of Common Stock whose addresses are outside the continental United States and Canada or who have A.P.O. or F.P.O. addresses.
99.7	Form of Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.

*
Previously filed.

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING
SUMMARY
First Community Bancorp
The Rights Offering
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
WHERE TO FIND MORE INFORMATION
THE RIGHTS OFFERING
VALIDITY OF SECURITIES
EXPERTS
Index to Financial Statements
Unaudited Pro Forma Condensed Combined Financial Data of First Community, First Charter, Pacific Western and W.H.E.C.
Notes to Unaudited Pro Forma Condensed Combined Financial Data of First Community, First Charter, Professional Bancorp, Pacific Western and W.H.E.C.
First Charter Bank, N.A. Consolidated Balance Sheets (Dollars in thousands) Unaudited
First Charter Bank, N.A. Consolidated Statements of Operations and Comprehensive Income (Loss) (Dollars in thousands, except for per share earnings) Unaudited
First Charter Bank, N.A. Consolidated Statements of Cash Flows (Dollars in thousands) Unaudited
FIRST CHARTER BANK, N.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Pacific Western National Bank September 30, 2001 INDEX—Interim Financial Information
Pacific Western National Bank Condensed Statements of Condition (Unaudited—Dollar Amounts in Thousands)
Pacific Western National Bank Condensed Statements of Income (Unaudited—Dollar Amounts in Thousands, Except Per Share Data)
Pacific Western National Bank Condensed Statements of Changes in Shareholders' Equity (Unaudited—Dollar Amounts in Thousands)
Pacific Western National Bank Condensed Statements of Cash Flows (Unaudited—Dollar Amounts in Thousands)
Pacific Western National Bank Notes to Financial Statements
INDEPENDENT AUDITORS' REPORT
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME For the Years Ended December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the Years Ended December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended December 31, 2000 and 1999
W.H.E.C., INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000 and 1999
W.H.E.C., Inc. and Subsidiary September 30, 2001 INDEX—Interim Financial Information
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Balance Sheets (Unaudited—Dollar Amounts in Thousands)
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Statements of Income (Unaudited—Dollar Amounts in Thousands, Except Per Share Data)
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited—Dollar Amounts in Thousands)
W.H.E.C., Inc. and Subsidiary Condensed Consolidated Statements of Cash Flows (Unaudited—Dollar Amounts in Thousands)
W.H.E.C., Inc. and Subsidiary Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
Exhibit Index